
08001962

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Eastmain Resources

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 2 2 2008
THOMSON FINANCIAL

FILE NO. 82- 04421 FISCAL YEAR 10-31-07

*Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/18/08

BEST AVAILABLE COPY



EASTMAIN

2007

ANNUAL REPORT

ER:TSX

Corporate Profile

Eastmain Resources Inc. is a Canadian exploration company listed on The Toronto Stock Exchange, trading under the symbol "ER". The Company owns two gold deposits and is actively exploring for gold and base metal deposits within Ontario and Québec. The Corporation has partnerships with Xstrata Copper Canada (formerly Falconbridge) and Goldcorp Inc. in order to minimize exploration risk and maximize shareholder value.

Corporate Highlights

- $6.25 Million in working capital (Q4 2007); no debt
- >10-year listing on the Toronto Stock Exchange (ER:TSX)
- 37.5 Million shares traded in last 12 months
- Goldcorp Inc., major shareholder at 9.0%
- 5-year Strategic Alliance with Goldcorp Inc. (5 year hold period on ER shares)
- Uranium: 508,836 shares of Western Uranium Corp, adjusted cost base $0.13/share
- Diamonds: 420,000 shares of Dianor Resources, adjusted cost base $0/share
- **Genuity Capital Markets initiated research coverage with a BUY Recommendation & 12-month Target Price of $1.75 (Michael Gray, Mining Analyst) Jan 10, 2008**
- **Laurentian Bank initiated research coverage with a BUY Recommendation & 12-month Target Price of $1.50 (Eric Lemieux, Mining Analyst) Feb 12, 2008**

Project Highlights

- 100% ownership of 1M-ounce Eau Claire gold deposit ($6/ounce cost)
- Eastmain Gold Mine acquired for C$16/ounce gold
- Total Gold Resources:
  - 565,000 ounces Measured & Indicated
  - 680,000 ounces Inferred
- Net Asset Value of M&I resources - $256.7Million or $3.50/share
- **Goldcorp exercises Option at Éléonore South by funding a Bankable Feasibility Study; Eastmain remains as project operator**
- New Sedimentary Gold Zone discovered at Éléonore South
- Twelve Québec Projects within James Bay Area (1,200 km^2)
- MegaTEM Joint Venture - 70% Eastmain, 30% Xstrata Copper Canada


Gold Resources
Ounces (Millions)
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
INF
M&I
INF
M&I
M&I
+80%
2006
2007

2008 Objectives

- **Expand resources & define mine grade at Eau Claire gold deposit (Visible gold detected in 55 drill intercepts)**
- Drill New Sedimentary Gold Zone & test 10 km gold corridor at Éléonore South
- Prospecting, trenching & drilling at Eastmain\ Éléonore regional projects
- Drill below and lateral to Eastmain Mine and regionally on Ruby Hill projects
- Drill Xstrata Copper JV – top priority: St. Laurent nickel prospect


2006/07/23





Report to Shareholders

We are pleased to present the 2007 Annual Report to shareholders of Eastmain Resources Inc. Our major shareholder and joint venture partner, Goldcorp Inc. ("Goldcorp") has put our focus area, the Eastmain/Éléonore region of James Bay Quebec, on the map with the acquisition and pending development of their Éléonore gold project. Eastmain is a beneficiary from this acquisition with a new gold discovery on our adjacent Éléonore South Joint Venture property and future custom milling for Eau Claire is a distinct possibility.

The Corporation has been focused on this mineral district for more than two decades. In 2007 the Eastmain Mine acquisition was finalized, a large gold *footprint* has been discovered on Éléonore South, and drilling at Eau Claire has expanded and upgraded the geometry of the near surface resource. The Corporation owns 100% interest in these two gold deposits and 1/3 of a new discovery. Management believes that these projects have significant potential to add high grade resources to our current holdings. Infrastructure within this frontier mining district continues to be enhanced by new roads, facilities and hydro electric installations by Hydro Québec. Added to the high mineral potential is the continued financial support from the Province of Québec, unmatched anywhere in the world. Fifty percent of the exploration expenses continue to be funded through a rebate program by the Province.

Rising metal prices continue to add value to our gold assets. In 2001 Eastmain owned a 50% interest of the Eau Claire gold deposit (300,000 ounces Indicated; 60,000 ounces Inferred mineral resources) at a gold price below $300/ounce. In 2007 the Corporation owns 100% interest in two deposits with a total of 565,000 ounces measured and indicated mineral resources and 680,000 ounces inferred mineral resources at a gold price above $800/ounce. Eastmain's measured and indicated gold resources are impacted by both gold price and gold grade. In management's estimation the value of the Eau Claire and Eastmain gold deposits is worth a multiple of the current market capitalization of the Corporation, not to mention the inferred resources, a new discovery and multiple exploration projects.

Éléonore South JV

What triggered Goldcorp to contribute a large section of their newly purchased mine property to the Éléonore South Joint Venture (ELS) was a giant multi-element soil geochemical anomaly detected on the boundary between the two properties. In 2007 the target was systematically covered with 200 line kilometres of surface geophysics (Induced Polarization surveys or "IP") searching for the metallic component or associated sulphides that coincide with the Roberto gold ore. Belham's "Superhoe" was mobilized to the property and 6,500 metres of trenching was excavated across 35 targets. Goldcorp's Roberto gold deposit was found by a combination of prospecting and trenching. Trenching also led us to the main zone of the Eau Claire gold deposit, which was missed with the first 40 drill holes! Trenching combined with widespread geochemical sampling both in soil and rock represents an effective means of finding these hidden ore deposits.

The 2007 exploration program at ELS also included cutting over 4,180 metre-long channel samples from the trenching program. 920 of 4,100 samples contained anomalous gold ranging from 10 ppb up to 37.8 g/t gold. Over 60% of these samples come from a 600 m by 300 m area referred to the JT Gold Zone. This represents a large "*gold footprint*" with comparable geological and mineralogical characteristics to the Roberto deposit. Wide zones of gold-bearing sediment envelope a high grade area containing visible gold over a length 11 metres with assays of 20 g/t Au /2 m, 5.33 g/t Au across 8.0 m and 10.9 g/t Au over 3.0 m. The rocks located adjacent to the Roberto deposit also contain wide intervals of low grade gold in sediment.

The next step is to drill, with two objectives – first to test priority regional (geochemical-geological-geophysical) targets that could not be trenched, usually due to thick glacial cover and second to test for continuity in the third dimension of the JT Discovery area. A major drill program has been recommended to the joint venture partners proposed to begin in Q1 2008.

Advanced Exploration Projects

The Corporation concluded the acquisition of the Eastmain Mine property with the issuance of 1,000,000 shares and 500,000 warrants ($1.50) to Campbell Resources Inc. in July 2007. Campbell sold the shares in November 2007 to institutional buyers and Eastmain management. This gold project has substantial upside as a small high grade measured and indicated resource has already been outlined including over one kilometre of underground workings. There are bonanza grade drill intercepts from previous drilling including 66.1 g/t Au across 9.90 m on section 1800E, only 200 metres below surface within the B Zone.

This project is a direct analogue to the Detour Lake gold deposit located in Ontario which produced 1.8 million ounces and has a resource of 7.8 million ounces. The main zone of the Eastmain gold deposit and the main zone of Detour Lake are geologically and mineralogically the same. Both deposits were discovered by airborne geophysical surveys (EM) which detected accessory sulphide minerals (pyrrhotite and chalcopyrite) associated with the gold ores. The Corporation has flown the mine property and region with the newest airborne geophysical systems (VTEM), generating multiple drill targets.

A 10,000 metre program is scheduled for Q2 2008, to test targets regionally along the mine horizon, and to drill lateral to and below the gold deposit. Future production from this deposit is more than likely, hinged on the construction of an access road to the region. As with Eau Claire, the NAV of this gold deposit is rising rapidly with gold price, now valued above our market capitalization.

Clearwater Project

In 2007, Eastmain completed 51 drill holes into the upper portion of its Eau Claire gold deposit (450 West Zone) with the objective to determine if these high-grade veins are metallurgically compatible with the sedimentary gold ore at Éléonore. Assay data is expected in Q2 2008, however visual evidence is encouraging as visible gold was observed in 55 of 180 veins intersected from the drilling. A total of 180 quartz-tourmaline vein and schist intercepts ranging from 0.5 to more than 4.0 metres in thickness were intersected within the deposit. **Visible gold** observed in drill core ranges from **1 to over 100 grains per intercept** and varies in size from less than **1 mm to more than 4 mm.**

The 450 West Zone, which represents only a portion of the deposit, has now been drilled at 12.5-metre centers. This will provide sufficient geological confidence to calculate a measured resource. To date, the gold deposit contains in excess of 1,000 ounces of gold per vertical metre, traced to 900 metres below surface (NI-43-101 Report, Dec 30, 2005). There is excellent potential to increase the resource by expanding the geometry of the deposit and increasing the gold grade.

A second objective is to determine mine grade, as each additional gram of gold adds $18.9 million to the value of the previously reported indicated resources. The project is also strongly levered to gold price – adding $25 million in NAV with every $100 increase. Metallurgical test work should be completed by the fourth quarter (Q4) of 2008. Metallurgical work will include the design of an optimum processing flow sheet for the ore at Eau Claire, which will determine if the ore from Eau Claire is best suited for Goldcorp's future local mill-site.

Our business strategy is to advance our gold deposits to the development stage, sell the assets at a premium to a producing company and retain a royalty interest. The Corporation will joint venture non-core projects with Senior or Junior partners, thereby increasing the possibility of discovery. Our principal focus is within the James Bay region of Québec. We selected this under-explored frontier region because it is endowed with mineral resources within rock units similar to those hosting many of the major mining camps in Canada. Infrastructure across the district continues to grow with Hydro Québec's expansion of power generating facilities. The political regime is secure in Canada, but no where does any jurisdiction offer the financial incentives and the skilled work-force offered by the Province of Québec. Under a pro-mining regime Québec currently provides provincial rebates equal to one-half of all eligible exploration expenditures as an incentive to explore the region!

MegaTEM – Xstrata JV

The Corporation completed 5 detailed airborne surveys on its MegaTEM – Xstrata JV in 2007, covering priority targets generated from the original survey. The project was initiated to search for base metal deposits located within trucking distance of existing smelters owned by Noranda. The 2007 "HeliGEOTEM" surveys have confirmed a metallic source for each of the five areas with the top priority anomaly coinciding with wide intervals of low grade nickel and copper on the St. Laurent prospect. The Corporation holds a 70% interest in the project and we propose to drill these targets in 2008.

Advisory Board

The Corporation strengthened its advisory board with the addition of Jacques Bonneau, a Quebec-based technical advisor and Dr. Ted Moses, former Grand Chief of the Cree Nation. Jacques has a wealth of experience with ore deposits and with the financial community in Quebec. Dr. Moses led the negotiations for the development of the James Bay region with Hydro Quebec on behalf of the First Nations. Dr. Moses also holds the ancestral trapping rights for the area covering the Corporation's Clearwater Project.

Financials

The Corporation raised $3.3 million in December 2007 through the exercise of warrants by institutional shareholders and a management funded private placement. Exploration expenditures for the period ending October 31, 2007 were $3.46 million. The Corporation is entitled to a rebate for 2007 exploration expenditures from the Province of Québec in the amount of $1.52 million.

There were 68.4 million shares issued at year end with a market capitalization of $50 Million. Subsequent to the year-end 4.6 million warrants were exercised with 73,232,418 shares issued and a market capitalization of $60 Million. The Corporation has working capital of $5 million, with no debt. Previous joint venture agreements have also netted the Company 420,000 shares of Dianor Resources Inc. (a diamond explorer) and 508,836 shares of Western Uranium Corporation Inc. for a combined market value of $1.3 million. 33.9 million shares of the Corporation traded in 2007, exceeding the performance of the S&P/TSX composite index.

The financial statements contained in the annual report were prepared by management in accordance with generally accepted accounting principles. The financial information contained elsewhere in the annual report conforms to the financial statements. The Auditor has the responsibility of auditing the financial statements and giving an opinion on them.

Future Outlook

With a minimum $3.5 million exploration budget and in excess of 20,000 metres of drilling planned, 2008 will be an exciting year for Eastmain. We anticipate a minimum of four major drill programs targeting known resources and mineralized systems along with multiple "blue sky" anomalies that have never been tested. Does Roberto have a sister? Is not a question of if, it's a question of how many!

Thanks are extended to all of our service providers, contractors, advisors and directors for their contributions, and to our shareholders for your support.

Donald J. Robinson, Ph.D., P.Geo
President and CEO
January 16, 2008

All scientific and technical data disclosed in this report has been prepared under the supervision of, and verified by Dr. Donald J. Robinson, a "qualified person" within the meaning of National Instrument 43-101. For further details on the properties of the Corporation, please refer to the 2007 Annual Information Form available on SEDAR at www.sedar.com .

Forward-Looking Statements

Certain information set forth in this letter may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Corporation, including, but not limited to, the impact of general economic conditions, industry conditions, volatility of commodity prices, risks associated with the uncertainty of exploration results and estimates, currency fluctuations, dependence upon regulatory approvals, the uncertainty of obtaining additional financing and exploration risk. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

EASTMAIN RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

General

The following discussion of performance, financial condition and future prospects should be read in conjunction with the audited consolidated financial statements of Eastmain Resources Inc. (the "Company") for the year ended October 31, 2007 and related notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

All statements, other than historical facts, included herein, including without limitation, statements regarding potential mineralization, resources, exploration results and future plans and objectives of the Company are forward-looking statements and involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated. Factors which may cause actual results and events to differ materially from those anticipated include, but are not limited to, actual results of mineral exploration and development, availability of financing, changes in applicable regulations, mineral value, equity market fluctuations and cost and supply of materials.

This management's discussion and analysis is dated January 25, 2008.

Corporate Overview

The Company, incorporated under the laws of Ontario, is engaged in the mining, exploration and development of resource properties, primarily those containing gold, silver, copper, nickel and zinc in Canada. The Company has incorporated, under the laws of Canada, a wholly owned subsidiary, Eastmain Mines Inc. which has acquired the Eastmain Mine property from Campbell Resources Inc.

The Company is primarily focused on gold exploration in the Eastmain/Éléonore area of James Bay, Québec. The Company holds 12 properties covering over 1200 km^2 in this new mining district, including 100% interest in the Clearwater Project, which hosts a gold resource referred to as the Eau Claire gold deposit. In March 2006, Goldcorp Inc. ("Goldcorp") finalized the purchase of the Éléonore property and the Roberto gold deposit from Virginia Mines Inc. in a transaction valued at US$406 Million (Goldcorp 2006 First Quarter Report). The Goldcorp-Virginia transaction created renewed interest in the exploration of the frontiers of James Bay. Subsequently, Goldcorp Inc., Eastmain Resources Inc. and Azimut Exploration Inc. formed a joint venture by combining 65 km^2 of the Éléonore property with the Azimut C claim block, to form what is now referred to as the Éléonore South Property. Goldcorp also increased its ownership in Eastmain Resources Inc. and extended its strategic alliance with the Company into 2011. Goldcorp currently holds 9.5% of Eastmain's common shares.

In February 2007, the Company acquired 100% interest in the Eastmain gold deposit, which hosts a gold resource of 255,700 ounces (measured and indicated).

In May 2007 Eastmain and Goldcorp signed a confidentiality agreement on the Clearwater Project for the purposes of data sharing and providing technical support in a preliminary economic evaluation of the Eau Claire gold deposit.

The Company has formed joint venture partnerships or strategic alliances with a number of mining companies including Barrick Gold Corporation, BHP Billiton PLC, Xstrata Copper Canada Inc. (formerly Falconbridge Limited) and Goldcorp, to capitalize on their technical, financial and marketing capabilities.

The Company holds 70% interest in a district-scale exploration project in joint venture with Xstrata. The joint venture is designed to locate base metal deposits (copper, nickel and zinc) within trucking distance of Xstrata's existing smelters, utilizing proprietary geophysical technology.

Overall Performance

The Company's total assets of $27.4 million as at October 31, 2007 have increased from the $25.8 million reported as at October 31, 2006. During the current year, the Company has invested $8.0 million gross on exploration expenditures ($6.4 million net of government resource credits and recoveries). For the year ended October 31, 2006 the Company invested $4.5 million gross on exploration expenditures ($2.5 million net of government resource credits and recoveries). For the year ended October 31, 2007 there were no write-downs of deferred exploration expenditures since carrying values exceeded the criteria for write-downs. During the year, the Company recovered $39,200 in the form of Dianor common shares from the sale of exploration data. In the year ended October 31, 2006 the carrying value of deferred exploration expenditures was written down by $0.8 million.

As a mineral exploration company, the Company relies on equity financing as well as government incentives to finance its operations. For the year ended October 31, 2007 the Company raised $522,839 in cash, net of issue costs, from the issue of share capital. A private placement with directors, officers, employees and other service providers raised gross proceeds of $130,750, net of issue costs, through the issuance of 135,000 flow-through common shares. Proceeds of $340,089 were realized upon the exercise of 523,214 common share purchase warrants and proceeds of $52,000 were derived from the exercise of stock options.

The Company holds 100% interest in the Clearwater Project, subject to a 2% Net Smelter Return Royalty ("NSR") in favour of SOQUEM. The cash component of this acquisition, made during fiscal 2005, was offset by $427,655 in tax rebates received. Deferred exploration expenditures on the Company's Québec projects are subject to approximately 46.1% mining duty and provincial refund to the Company. An estimated $1,860,000 of tax rebates and mining duties are still owed to the Company by the Province of Québec in respect of claims filed up to October 31, 2007. The Company was eligible for resource tax credits of $1,400,000 as at October 31, 2006 for claims filed up to October 31, 2006.

The Company, Azimut and Goldcorp have formed a 3-Way Joint Venture by combining Azimut's mining claims from the Opinaca C Block and selected mining claims from Goldcorp's Éléonore claim block to create the Éléonore South property. Eastmain has satisfied the work requirements to earn a 1/3 interest in the Éléonore South project by completing $4 million in work expenditures over a four-year period and may acquire an additional 7% interest upon delivery of a bankable feasibility study. Eastmain and Azimut have terminated the option on the Azimut C Block. However, under the 3-Way Joint Venture agreement, Eastmain shall maintain the yearly cash payments to Azimut as defined in the original Opinaca C Block option agreement.

The Eastmain Mine property was acquired in February 2007 from Campbell Resources Inc. through the Company's wholly owned subsidiary, Eastmain Mines Inc. at a total cost of $4.3 million: Cash - $2.5 million, Eastmain Resource Inc. common shares - $1.6 million, Eastmain Resource Inc. common share purchase warrants - $58,000 and legal costs and other - $156,000.

Campbell Resources Inc. retains a 2% net smelter return royalty ("NSR") on the mine property. Eastmain Resources Inc. holds an option to purchase one-half of the NSR for $1 million when production exceeds 250,000 ounces of gold.

There are significant uncertainties regarding the trends in gold, silver and other mineral prices and the availability of equity financing when proceeds are used for the purposes of mineral exploration and development. For instance, the price of gold, silver and other minerals has fluctuated widely in recent years and wide fluctuations are expected to continue. The market price of gold fell from above US$350 per ounce for most of the 1990's to US$260 per ounce in 2001. Since that time the price of gold has risen steadily, reaching current highs exceeding US$800 per ounce. Increased gold prices in the last several years have encouraged the Company to participate more actively in exploration and acquisition activities. Market conditions have also been influenced positively by Goldcorp's acquisition of the Éléonore project, located in the Eastmain/Opinaca district of James Bay. Apart from these factors, management is not aware of any other trends, commitments, events or uncertainties that would have a material effect on the Company's business, financial condition or results of operations.

Results of Operations

The Company does not earn any revenue from operations. Interest and other income is derived from the investment of funds for the period between the receipt of funds from equity placements and the disbursement of exploration expenditures. Interest and other income was $199,382 for the year ended October 31, 2007 ($244,879 in 2006). The decrease in interest income from last year is mainly due to a reduction in the investment portfolio. Marketable securities were cashed to fund exploration activities at the Éléonore South property and to purchase the Eastmain Mine property.

Net loss for the year ended October 31, 2007 was $97,558 compared to a net loss of $516,437 for the year ended October 31, 2006. During the year ended October 31, 2007 net income included a non-cash recovery of future income taxes of $768,600 arising from the renunciation of resource expenditures in favour of flow-through share investors. This includes the private flow-through placement with Goldcorp completed in June of 2006 and the flow-through placement with directors, officers, employees and other service providers completed in December 2006. Deferred income tax recoveries for the year ended October 31, 2006 were $366,725. Operating expenses for the year ended October 31, 2007 included a non-cash expenditure of $392,425, ($461,500 in 2006) being the Black-Scholes value of the stock options issued as director, officer and employee compensation.

For a description of the proposed future activities of the Company, see "Future Outlook" below.

Summary of Quarterly Information

	Quarter ended 10/31/2007	Quarter ended 07/31/2007	Quarter ended 04/30/2007	Quarter ended 01/31/2007
Interest / other Income	$ 52,452	$ 12,702	$ 72,167	$ 62,061
Net Income (loss)	$ (109,326)	$ (420,892)	$ (193,979)	$ 626,639
Per share basic	$(0.0019)	$(0.0063)	$(0.0029)	$0.0106
Per share diluted	$(0.0019)	$(0.0063)	$(0.0029)	$0.0089
	Quarter ended 10/31/2006	**Quarter ended 07/31/2006**	**Quarter ended 04/30/2006**	**Quarter ended 01/31/2006**
Interest / other Income	$ 93,911	$ 71,835	$ 49,989	$ 29,144
Net Income (loss)	$(1,355,454)	$1,165,049	$(119,508)	$(206,524)
Per share basic	$(0.0229)	$0.0200	$(0.0020)	$(0.0038)
Per share diluted	$(0.0229)	$0.0164	$(0.0020)	$(0.0038)

In accordance with generally accepted accounting principles, some significantly large, non-cash, income and expense items are recorded through the Company's financial statements. During the year ended October 31, 2007, in accordance with the Canadian Institute of Chartered Accountants "CICA" guidelines, $768,600 of future income tax recoveries was recorded as income. $720,000 arising from the June 2006 issue of flow-through shares to Goldcorp was deferred to the first quarter of the current fiscal year as the date of the renunciation of expenditures for tax purposes was December 31, 2006. $366,725 of future income tax recovery was recorded as income during the year ended October 31, 2006. The accounting standard reporting recommendation, regarding the income component of flow-through shares introduced in March 2004, was implemented during fiscal 2004 on a prospective basis. Under the recommendation, a part of the equity raised from flow-through shares is apportioned to current income, based on an estimate of the value of future income tax recoveries, otherwise available to the Company, that are being transferred to the shareholder.

Risks and Uncertainties

Exploration and Development Risks

The business of exploration for minerals involves a high degree of risk. Major expenses may be required to establish ore resources and reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that current exploration programs will result in profitable mining operations.

Financing Risks

The Company has limited financial resources, has no operating cash flow and has no assurance that sufficient funding will be available to it for future exploration and development of its projects or to fulfill its obligations under any applicable agreements. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible forced sale or loss of such properties. The Company will require additional financing for ongoing exploration of its properties.

Deferred Mining Property Costs and Exploration Expenditures

The cost of exploration and development is recorded on a property-by-property basis and deferred in the Company's accounts, pending recovery based on the discovery and/or extraction of economically recoverable reserves. When it is determined that there is little prospect of minerals being economically extracted from a property, the deferred costs associated with that property are charged to operations. The Company has adopted a policy whereby the deferred exploration expenditures on a given property shall be reduced as the banked provincial assessment credit of the property declines. The determination of property write-downs, if required, is usually performed at the fiscal year-end.

There were no write-downs of deferred exploration expenditures in the year ended October 31, 2007 as the government resource tax credits and mining duty rebates were sufficient to cover any reductions in the banked provincial assessment credits.

The Company's activities involve the exploration and development of gold and base metals on its properties in Ontario, Québec and New Brunswick. Gross exploration expenditures are as follows:

Project Expenditures by Quarter (in thousands of dollars)								
Project	**Quarter ended 10/31/2007**		**Quarter ended 07/31/2007**		**Quarter ended 04/30/2007**		**Quarter ended 01/31/2007**	
	$	%	**$**	%	**$**	%	**$**	%
Clearwater	**251**	17	**58**	3	**40**	1	**51**	6
Eastmain Mine	**(36)**	(2)	**826**	48	**3,531**	89	**0**	0
Éléonore South	**1,150**	78	**778**	45	**203**	5	**570**	71
Xstrata JV	**34**	2	**14**	1	**76**	2	**31**	4
Azimut C & D	**23**	2	**9**	1	**63**	2	**7**	1
Ruby Hill	**3**	0	**2**	0	**28**	1	**10**	1
Other	**48**	3	**40**	2	**38**	1	**135**	17
	1,473	100	**1,727**	100	**3,979**	100	**804**	100

Project Expenditures by Quarter (in thousands of dollars)								
Project	**Quarter ended 10/31/2006**		**Quarter ended 07/31/2006**		**Quarter ended 04/30/2006**		**Quarter ended 01/31/2006**	
	$	%	**$**	%	**$**	%	**$**	%
Clearwater	**162**	7	**401**	36	**498**	65	**44**	15
Eastmain Mine	**0**	0	**0**	0	**0**	0	**0**	0
Éléonore South	**1,126**	48	**371**	34	**0**	0	**0**	0
Xstrata JV	**8**	0	**20**	2	**31**	49	**57**	19
Azimut C & D	**116**	5	**236**	21	**73**	10	**26**	9
Ruby Hill	**0**	0	**12**	1	**95**	13	**59**	20
Other	**928**	40	**67**	6	**66**	8	**114**	37
	2,340	100	**1,107**	100	**763**	100	**300**	100

Liquidity and Capital Resources

During the year ended October 31, 2007, the Company raised proceeds of $0.5 million, net of issue costs, in common share issue financing activities, (the Company raised $8.2 million net of costs in 2006). During this same period the Company invested $8.0 million in acquisition and exploration of mineral resource properties ($4.5 million in 2006). As at October 31, 2007 cash, cash equivalents and short-term investments, pre-paid expenses and sundry receivables on hand totalled $4.3 million ($8.2 million in 2006). Current liabilities are $0.8 million ($1.3 million in 2006) and the Company has no long-term debt. Accordingly, as the Company's base operating costs are approximately $50,000 per month, and as all exploration expenditures to be made by the Company are discretionary, management believes the Company has sufficient working capital to fund the ongoing overheads and cost of its exploration activities for the foreseeable future.

During the first quarter, directors, officers, employees and other service providers of the Company undertook a private placement financing. The December 2006 private placement issue of 135,000 flow-through common shares at $1.00 raised gross proceeds of $135,000. Other placements may be contemplated if market conditions are appropriate.

Since the properties held by the Company currently generate only minimal operating income, the Company is reliant on equity markets over the long term to raise capital to fund its exploration activity. In the past, the Company has been successful in raising funds through equity offerings, and while there is no guarantee that this will continue, there is no reason either to believe that this capacity will diminish.

Cash-on-hand for future exploration costs, is invested in term deposits, bonds and certificates of deposit with maturities matching the Company's cash-flow requirements which, in management's opinion, yield the greatest return with the least risk. The Company's policy is to maintain its investment portfolio in very low-risk liquid securities, which are selected and managed under advice from independent professional advisors. Shares in other companies acquired as a result of property transactions may also be held from time-to-time on an available-for-sale basis.

The Company does not hold any Asset Backed Commercial Paper.

Marketable securities are subject to changes in valuation depending on market fluctuations. Under current reporting requirements for corporations with year-ends after October 1, 2006, financial assets designated as available-for-sale must be recorded at fair market values. Gains or losses are reported in the balance sheet as "Other comprehensive income (loss)". The Company adopted this accounting standard on a prospective basis as of November 1, 2006 and has classified all of its marketable securities as available-for-sale. As a result of fair-market valuations for the period ending October 31, 2007, the carrying value of the Company's investments in Western Uranium Corporation and Dianor Resources Inc. has increased by $511,336 over cost, while investments in bonds have decreased by $22,420. Actual gains and losses on the disposal of financial assets are recorded separately. In the process of implementing this new standard, the shares in publicly traded companies, which had been recorded as long-term investments in October 2006, were designated as financial assets that are held on an available-for-sale basis and therefore reclassified as a current asset, marketable securities.

For tax year-ends after December 31, 2005, non-capital losses can be carried forward and used to offset future gains for a period of twenty years, after which they expire. (Ten years for losses in tax years ending prior to December 31, 2005 and seven years for losses in tax years ending prior to March 22, 2004). To the extent that loss carry-forwards could be used to reduce future tax liabilities, they are a financial resource that can be managed. The Company, by its mineral exploration nature, generates non-capital tax losses which are not recognized on the income statement because, at this point in time, it is not certain that they will be used to offset tax liabilities within their carry-forward life. Canadian tax legislation allows an enterprise to issue securities to investors, whereby the deductions for tax purposes relating to resource expenditures may be claimed by the investors and not by the enterprise. These securities are referred to as flow-through shares. Under recommendation number 146 issued by the Emerging Issues Committee (EIC-146) regarding generally accepted accounting principles (GAAP) for the accounting treatment of flow-through shares, the issuer recognizes part of the proceeds from the sale of flow-through shares as tax credits associated with the expenditures being transferred to the shareholders, records this amount as a future income tax liability and the rest of the net proceeds as shareholders' equity. As a result, the Company has recorded a future income tax recovery in fiscal 2007 of $768,600 in connection with the December 2006 renunciation of expenditures associated with the issue of flow-through shares in 2006. In 2006, the Company had recorded income tax recoveries of $366,725 arising from the issue of flow-through shares in 2005.

During the year ended October 31, 2007, 523,214 common share purchase warrants were exercised at an exercise price of $0.65 (no share purchase warrants were exercised in the year ended October 31, 2006); 2,510,781 share purchase warrants expired (2,921,285 share purchase warrants expired without being exercised in 2006), 500,000 common share purchase warrants with an exercise price of $1.00 and 500,000 common share purchase warrants with an exercise price of $1.50 were issued in connection with the purchase of property. (In the year ended October 31, 2006 7,741,995 share purchase warrants were issued in connection with share capital financing activities that took place in December 2005 and January 2006). As at October 31, 2007, 5,708,000 share purchase warrants were outstanding with an average exercise price of $0.76 which, if exercised, would result in proceeds of $4,331,165 to the Company (7,741,995 share purchase warrants were outstanding at July 31, 2006). Subsequent to the October 31, 2007 year-end, 683,000 warrants with an exercise price of $0.65 were exercised and 25,000 warrants with an exercise price of $0.65 expired unexercised.

For the year ended October 31, 2007, 1,225,000 common share stock options were issued as director, officer and employee compensation; 200,000 stock options were exercised generating proceeds of $52,000 and 50,000 options were cancelled. For the year ended October 31, 2006, 1,250,000 stock options were issued as director, officer and employee compensation; 150,000 stock options were exercised generating proceeds of $56,250; and 150,000 options expired without being exercised. As at October 31, 2007, 4,500,000 options were outstanding with an average exercise price of $0.64, which if exercised, would result in proceeds of $2,897,250 to the Company (October 31, 2006, 3,525,000 options were outstanding with an average exercise price of $0.58).

Subsequent to the October 31, 2007 year-end:

a) 4,683,000 warrants of the Corporation were exercised at $0.65 for aggregate proceeds of $3,043,950.

b) On December 28, 2007 the Corporation completed an offering to management and directors exclusively, consisting of 150,000 flow-through shares at $1.00 per unit for aggregate proceeds of $150,000. The shares are subject to a hold period of four months. In accordance with income tax legislation, the Company renounced $150,000 in resource expenditure tax deductions on December 31, 2007 for activities funded by flow-through share arrangements. The transaction will result in an income tax recovery and an offsetting reduction of share capital of approximately $54,000 in the first quarter of 2007-2008.

As at October 31, 2007, the Company has an estimated $1,860,000 in resource credits receivable from the Province of Québec for expenditures incurred between November 1, 2005 and October 31, 2007. Québec resource credits are refunds from the government that are paid to companies exploring for precious metals in Québec, subject to verification and adjustment of eligible project expenditures by the Québec Ministry of Natural Resources. Since no confirmation of the amount outstanding of the Company's refund has, as yet, been received, the estimated refund outstanding has not been recorded in the Company's financial statements.

Transactions with Related Parties

Related party transactions include $12,500 per month salary paid to the President of the Company. Consulting fees of $450 per day are paid to a service provider of the Company.

Share Capital

The authorized capital of the Company consists of an unlimited number of common shares of which, as of January 25, 2008 there are 73,232,418 common shares outstanding. In addition, as of January 17, 2008, 4,500,000 common share purchase options are outstanding, and 1,000,000 share purchase warrants are outstanding.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company's estimate of recoverable value of its mineral properties, related deferred exploration expenditures and stock-based compensation. These critical accounting estimates significantly affect the values attributed to the following line items in the Company's financial statements: mining properties and deferred exploration expenditures; total assets; shareholders' equity; stock-based compensation; total expenses; loss for the period before extraordinary items; net loss; deficit; and basic and diluted loss per share.

These estimates involve considerable judgment and are, or could be, affected by factors that are out of the Company's control. Factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and stock-price volatility. The timing for exercise of options is out of the Company's control and will depend upon the market value of the Company's shares and the financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with the Black-Scholes model, however future volatility is uncertain and the model has its limitations. These estimates can have a material impact on the stock-based compensation and hence results of operations. The Company's recorded value of its mineral properties and associated deferred exploration expenses is based on historical costs that may be recovered in the future. The Company's recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with its properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company operates in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity-price risk, operating risk, ownership and political risk and currency risk, as well as environmental risk. The ability of the Company to obtain necessary financing to complete the development of its properties and obtain future profitable production is uncertain.

Change in Accounting Policy

The CICA Handbook Section Section 3855 "Financial Instruments – Recognition and Measurement" has become a standard reporting requirement for all publicly traded companies with year-ends after October 1, 2006. The Company has adopted these recommendations on a prospective basis effective November 1, 2006. Three major components of this standard are as follows:

a) Financial Instruments – Recognition and Measurement

In accordance with this new standard, financial instruments are classified as either held-to-maturity, available-for-sale, held-for-trading or loans and receivables. Financial assets classified as held-to-maturity, loans and other receivables and financial liabilities, other than those held-for-trading, are measured at amortized cost. Available-for-sale financial instruments are measured at fair market value with unrealized gains and losses recorded in Other Comprehensive Income. Financial instruments classified as held-for-trading are measured at fair market value with unrealized gains and losses recorded in the Statement of Operations.

As required by the adoption of this standard, Shareholders' equity as at October 31, 2006 has been restated as of November 1, 2006 to include the gain of $128,210 on valuation of available-for-sale financial assets that would have been reported, had the policy been in effect at October 31, 2006. Previously, investments had been carried at the lower of cost or fair market value.

b) Comprehensive Income

The standard introduces the concept of comprehensive income, which consists of net income and other comprehensive income. The Company's financial statements now include a statement of comprehensive income (loss), which includes the components of comprehensive income or loss. For the Company, other comprehensive income (loss) consists of unrealized gains or losses arising from the fair market valuation of available-for-sale financial instruments.

The Company has recorded a non-cash pre-tax and net of tax adjustment to equity of $128,210 for the change in accounting for financial assets classified as available-for-sale and measured at fair market value instead of cost. This adjustment is reported as a one-time cumulative effect in opening accumulated other comprehensive income on November 1, 2006 arising from the change in accounting policy.

c) Hedges

The standard also specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed.

The Company has adopted the recommendations but does not currently engage in any hedging activities.

Use of Financial Instruments

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. There are no off-balance-sheet arrangements and the Company does not hold any asset backed commercial paper. The principal financial instruments affecting the Company's financial condition and results of operations currently are its cash and marketable securities portfolio. To minimize risk, the funds are managed by independent financial advisors with ultimate administration by the Company. All of the Company's investment portfilio has been designated as available-for-sale and is recorded at fair market value in accordance with CICA Handbook Section 3855.

Future Outlook

The Company is focusing its efforts on exploring for gold and base metal deposits in Eastern Canada, with an emphasis on the Eastmain/Éléonore region of Northern Québec, where sedimentary-hosted gold deposits, like Roberto, have multi-million-ounce size potential. Through the use of mechanical stripping and trenching, the Company recently discovered a New Gold Zone at the Éléonore South property. This new sedimentary gold target is particularly attractive. It confirms that the 10-kilometre-long metallic anomaly, detected in overlying soils across the property, has at least one in-situ bedrock source. The trenching program will continue to evaluate another 10 sedimentary gold targets within this highly prospective corridor.

An advanced definition diamond drill program was completed in December 2007 to test the open pit potential of the Eau Claire deposit. This drill program was designed to outline vein geometry and gold grade within a proposed open pit area, and to provide sufficient ore and wall rock material for metallurgical testing. Six tonnes of large diameter HQ core was delivered to SGS Minerals Lakefield Research with the objective of designing an optimum processing flow-sheet for the ore at Eau Claire, which will determine if ore from Eau Claire can be processed at Gold Corp's future local mill site.

During the reporting period Management signed a service agreement with Dr. Ted Moses, former Grand Chief of the Cree First Nation and tallyman for the region of the Clearwater Project. Dr. Moses has agreed to support Eastmain's plan of operation for the development of the Eau Claire Deposit. The objectives of both parties are to ensure that there is balance between economic prosperity, environmental responsibility and community support for the development of future mining on the property.

The Company finalized the acquisition of the Eastmain Mine property during the current fiscal year, thus adding a second deposit, containing measured and indicated resources, to our gold inventory. This deposit and surrounding land package represents significant growth potential for the future of our Company. Our plans are to evaluate the deposit at depth and to search for another deposit locally and regionally, over a three- to five-year time frame. Drilling is expected to begin June 2008.

Detailed HeliGEOTEM surveys completed on five priority areas on the Xstrata MegaTEM JV in Ontario during 2007 have generated a number of drill targets. Based on the geometry and size of conductive responses, two of the areas are highly prospective for base metal mineralization. An isolated magnetic and electromagnetic conductor was confirmed on the St. Laurent nickel prospect. Eastmain proposes to drill these targets once a drill can be secured.

Exploration and development expenditures for fiscal 2008 are forecast to be approximately $0.3 million for Ontario and $3.7 million for Québec.

The Corporation has significant positive leverage to the price of gold through its in-situ resource ounces.

Subsequent events

None.

Scientific and Technical Disclosure

All disclosure of a scientific or technical nature herein concerning the Clearwater Project is based upon the technical report entitled "Clearwater Project (1170) – Report on the 2004 Exploration Activities for Eastmain Resources Inc." dated December 30, 2005, which was prepared by E. Canova and M.J. Perkins (the "Clearwater Report"). E. Canova is a "qualified person" within the meaning of National Instrument 43-101 of the Canadian Securities Administrators and has verified the data underlying the statements contained herein concerning the Clearwater Project. Further information concerning the Clearwater Project is contained in the Clearwater Report available at www.sedar.com.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide assurance that all relevant information is gathered and reported to senior management, which includes the Company's President and Chief Executive Officer, Chief Financial Officer and the Corporate Secretary on a timely basis so that appropriate decisions and be made regarding public disclosure. As of October 31, 2007, the company's certifying officers, being the President and Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the certifying officers have concluded that, as of October 31, 2007, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such terms are defined in multilateral instrument 52-109 – *Certification of Disclosure in Issuers' Annual and Interim Filings*) and reports filed or submitted under Canadian securities laws were recorded, processed, summarized and reported within the time periods specified by those laws. The certifying officers also concluded that material information was accumulated and communicated to management of the Company, including the President and Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure.

Internal Controls over Financial Reporting

The Company's President and Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining the Company's internal controls over financial reporting in accordance with Multilateral Instrument 52-109 of the Canadian Securities Administrators. These controls were reviewed as at October 31, 2007. There were no changes during the fiscal year ended October 31, 2007 which materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Accounting Responsibilities, Procedures and Policies

The Board of Directors, which among other things is responsible for the financial statements of the Company, delegates to management the responsibility for the preparation of the financial statements. Responsibility for their review rests with the Audit Committee. Each year the shareholders appoint independent auditors to audit and report directly to them on the financial statements.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues and to confirm that all administrative duties and responsibilities are properly discharged. The Audit Committee also reviews the financial statements, management's discussion and analysis and considers the engagement or reappointment of external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the financial statements for issuance to the shareholders. The external auditors have full and free access to the Audit Committee.

The accounting systems employed by the Company include appropriate controls, checks and balances to provide reasonable assurance that the Company's assets are safeguarded from loss or unauthorized use as well as facilitating the preparation of comprehensive, timely and accurate financial information. There are limits inherent in all systems based on the recognition that the cost of such systems should not exceed the benefits to be derived. Given the small size of the Company, a true segregation of duties is impossible to achieve. The Company believes that its policies and procedures provide the best controls achievable under the constraints described above.

Critical Accounting Estimates

In preparing the financial statements, great care is taken to use appropriate generally accepted accounting principles and estimates, considered necessary by management, to present the financial position and results of operations on a fair and consistent basis. The principal accounting policies followed by the Company are summarized in Note 2 to the Company's audited financial statements.

Additional Information

Additional information relating to the Company, including any published Annual Information Forms, can be found on SEDAR at www.sedar.com.

Stern & Lovrics LLP

Chartered Accountants

Samuel V. Stern, BA, CA

George G. Lovrics, BComm, CA, CPA (Illinois)

Nazli Dewji, BA, CMA

AUDITORS' REPORT

To the Shareholders of
Eastmain Resources Inc.

We have audited the consolidated balance sheets of Eastmain Resources Inc. as at October 31, 2007 and October 31, 2006, the consolidated statements of operations and deficit, cash flows and comprehensive income (loss) for years ended October 31, 2007, October 31, 2006 and October 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2007 and October 31, 2006 and the results of its operations, its cash flows and its comprehensive income for the years ended October 31, 2007, October 31, 2006 and October 31, 2005 in accordance with Canadian generally accepted accounting principles.

Stern & Lovrics LLP

Toronto, Ontario
January 17, 2008

Chartered Accountants, Licensed Public Accountants

Comments by Auditors for US Readers on Canada-US Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 2 to these financial statements. Our report to the shareholders dated January 17, 2008, is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when the uncertainties are adequately disclosed in the consolidated financial statements.

Stern & Lovrics LLP

Toronto, Ontario
January 17, 2008

Chartered Accountants, Licensed Public Accountants

EASTMAIN RESOURCES INC.

CONSOLIDATED BALANCE SHEETS
AS AT OCTOBER 31

	2007	2006
Assets		
Current assets		
Cash and cash equivalents	$ 414,373	$ 4,003,148
Marketable securities (Note 4)	3,547,508	3,848,507
Prepaid and sundry receivables	331,191	327,418
	4,293,072	8,179,073
Investments (Note 4)	-	910,454
Equipment (Note 5)	100,092	114,012
Mining properties and deferred exploration expenditures (Note 6)	23,028,531	16,609,920
	$ 27,421,695	$ 25,813,459
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 751,640	$ 1,320,926
Shareholders' equity		
Capital stock		
Authorized -		
Unlimited common shares		
Issued		
Common shares (Note 7)	28,411,282	26,985,580
Warrants (Note 9)	790,488	1,074,382
Contributed surplus (Note 10)	3,995,084	3,350,728
	33,196,854	31,410,690
Deficit	(7,015,715)	(6,918,157)
Accumulated other comprehensive income	488,916	-
	26,670,055	24,492,533
	$ 27,421,695	$ 25,813,459

APPROVED ON BEHALF OF THE BOARD

"Signed"
Donald J. Robinson – Director

"Signed"
James L. Bezeau - Chief Financial Officer

The attached notes form an integral part of these financial statements.

EASTMAIN RESOURCES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEARS ENDED OCTOBER 31

	2007	2006	2005
EXPENSES			
Amortization	$ 29,244	$ 37,237	$ 25,652
Gain on disposal of claims	-	(696,574)	-
General and administration	576,819	651,797	504,984
Loss (gain) on investments	4,629	13,986	(14,821)
Professional fees	62,423	61,440	45,529
Stock option compensation (Note 8)	392,425	461,500	659,350
Write down in deferred exploration expenditures	-	598,655	443,549
	1,065,540	1,128,041	1,664,243
Loss for the year before the following	(1,065,540)	(1,128,041)	(1,664,243)
Interest and other income	199,382	244,879	117,900
Loss for the year before income taxes	(866,158)	(883,162)	(1,546,343)
Future income tax recovery	768,600	366,725	1,083,600
NET LOSS FOR THE YEAR	(97,558)	(516,437)	(462,743)
DEFICIT, beginning of year	(6,918,157)	(6,401,720)	(5,938,977)
DEFICIT, end of year	$ (7,015,715)	$ (6,918,157)	$ (6,401,720)
BASIC AND DILUTED LOSS PER SHARE	$ (0.001)	$ (0.009)	$ (0.009)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	67,143,832	59,754,728	49,937,157

The attached notes form an integral part of these financial statements.

EASTMAIN RESOURCES INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED OCTOBER 31

	2007	2006	2005
Net loss for the year	$ (97,558)	$ (516,437)	$ (462,743)
Other comprehensive income			
Unrealized gains on available-for-sale financial assets arising during the year (net of income taxes and taxes recovered of $94,996)	360,706	-	-
Comprehensive income (loss) for the year	$ 263,148	$ (516,437)	$ (462,743)

The attached notes form an integral part of these financial statements.

EASTMAIN RESOURCES INC.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
AS AT OCTOBER 31

	Share Capital	Warrants	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Shareholders' Equity
As at October 31, 2005	$ 20,106,316	$ 213,462	$ 2,692,791	$ -	$ (6,401,720)	$ 16,610,849
Share capital issued	7,245,989	-	(17,025)	-	-	7,228,964
Flow-through tax effect	(366,725)	-	-	-	-	(366,725)
Warrants issued	-	1,074,382	-	-	-	1,074,382
Warrants expired	-	(213,462)	213,462	-	-	-
Stock-based compensation	-	-	461,500	-	-	461,500
Net income for the year	-	-	-	-	(516,437)	(516,437)
As at October 31, 2006	26,985,580	1,074,382	3,350,728	-	(6,918,157)	24,492,533
Adjustment on implementation of financial instruments standards	-	-	-	128,210	-	128,210
Restated October 31, 2006	26,985,580	1,074,382	3,350,728	128,210	(6,918,157)	24,620,743
Share capital issued	1,789,750	-	-	-	-	1,789,750
Flow-through tax effect	(768,600)	-	-	-	-	(768,600)
Warrants exercised	404,552	(64,463)	-	-	-	340,089
Warrants issued	-	32,500	-	-	-	32,500
Warrants expired	-	(251,931)	251,931	-	-	-
Stock-based compensation	-	-	392,425	-	-	392,425
Fair market value gain on available-for-sale financial assets	-	-	-	360,706	-	360,706
Net income for the year	-	-	-	-	(97,558)	(97,558)
As at October 31, 2007	$ 28,411,282	$ 790,488	$ 3,995,084	$ 488,916	$ (7,015,715)	$ 26,670,055

The attached notes form an integral part of these financial statements.

EASTMAIN RESOURCES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED OCTOBER 31

	2007	2006	2005
Cash provided by (used in)			
OPERATING ACTIVITIES			
Loss for the year	$ (97,558)	$ (516,437)	$ (462,743)
Adjustments not affecting cash:			
Amortization	29,244	37,237	25,652
Gain on disposal of mining claims (Note 6f(v))	-	(696,574)	-
Loss (gain) on sale of investments	4,629	13,986	(14,821)
Stock option compensation (Note 8)	392,425	461,500	659,350
Write-down of mining properties and deferred exploration expenditures	-	598,655	443,549
Future income tax recovery (Note 7vii)	(768,600)	(366,725)	(1,083,600)
Change in non-cash working capital items	(573,059)	(342,225)	915,412
	(1,012,919)	(810,583)	482,799
FINANCING ACTIVITIES			
Issue of common shares, net of costs	522,839	8,237,846	3,170,470
	522,839	8,237,846	3,170,470
INVESTING ACTIVITIES			
Purchase of equipment	(15,324)	(50,246)	(62,081)
Mining properties and deferred exploration expenditures	(6,343,156)	(4,370,190)	(5,040,145)
Government grants and recoveries received	1,524,845	1,781,037	427,655
Purchase of short-tem securities	(5,395,180)	(3,998,856)	(2,163,491)
Net proceeds and redemptions from the sale of short-term investments	7,130,120	2,770,623	1,099,500
	(3,098,695)	(3,867,632)	(5,738,562)
Change in cash and cash equivalents	(3,588,775)	3,559,631	(2,085,293)
Cash and cash equivalents, beginning of year	4,003,148	443,517	2,528,810
Cash and cash equivalents, end of year	$ 414,373	$ 4,003,148	$ 443,517

SUPPLEMENTARY INFORMATION (Note 10)

The attached notes form an integral part of these financial statements.

1. THE COMPANY

Eastmain Resources Inc. (the "Company") and its wholly owned subsidiary, Eastmain Mines Inc. are engaged in the mining, exploration and development of resource properties. The Company is a publicly held company incorporated under the Business Corporations Act (Ontario) and its common shares are listed on the Toronto Stock Exchange.

The Company is in the exploration stage of operations.

Exploration expenditures relating to mining properties in which an interest is retained are deferred. It is the intention that the acquisition costs and related deferred exploration expenditures would be amortized against net earnings from future mining operations. The recovery of amounts shown for mining properties and deferred exploration costs is dependent on the existence of economically recoverable reserves. The Company is dependent on share issuances to obtain the necessary financing to complete the development of its business interests and upon future profitable mining operations or proceeds from the disposition of these properties.

The Company's principal assets are the properties as listed in Note 6.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies used in the preparation of these financial statements:

a) New Accounting Policies

Financial instruments

Effective November 1, 2006 the company adopted three new accounting policies related to financial instruments that were issued by the Canadian Institute of Chartered Accountants ("CICA") in 2005.

These accounting policy changes have been adopted on a prospective basis with no restatement of prior year financial statements.

The new standards and policies are as follows:

i) Financial Instruments – Recognition and Measurement

In accordance with this new standard, financial instruments are classified as held-to-maturity, available-for-sale, held-for-trading or loans and receivables. Financial assets classified as held-to-maturity, loans and other receivables and financial liabilities, other than those held-for-trading, are measured at amortized cost. Available-for-sale financial instruments are measured at fair market value with unrealized gains and losses recorded in Other Comprehensive Income. Financial instruments classified as held-for-trading are measured at fair market value with unrealized gains and losses recorded in the Statement of Operations.

The Company has classified all of its investments in marketable securities as available-for-sale.

ii) Comprehensive Income

The standard introduces the concept of comprehensive income, which consists of net income and other comprehensive income. The Company's financial statements now include a Statement of Comprehensive Income (Loss), which includes the components of comprehensive income or loss. For the Company, Other Comprehensive Income (Loss) consists of unrealized gains or losses arising from the fair market valuation of available-for-sale financial instruments.

The Company has recorded a non-cash, pre-tax and net-of-tax adjustment to equity of $128,210 for the change in accounting for financial assets classified as available-for-sale and measured at fair market value instead of cost. This adjustment is reported as a one-time cumulative effect in opening accumulated other comprehensive income on November 1, 2006 arising from the change in accounting policy.

iii) Hedges

The standard also specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed.

The Company does not currently engage in any hedging activities.

b) Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All material inter-company transactions and balances have been eliminated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c) Mining Properties and Deferred Exploration

The Company records property acquisition costs and exploration expenditures as deferred expenditures. These deferred expenditures are written off if an entire group of mining claims have been disproved or abandoned. General operating expenses are written off in the year in which they are incurred.

The amounts shown for mineral properties represent costs incurred to date less write-downs and are not intended to reflect present or future values. Government assistance and mining duty credits are applied against the deferred exploration expenses. Option payments received are applied against the mineral properties or accounted for in the operations if the property has already been written off or if the proceeds are in excess of the deferred acquisition cost.

Management reviews each Company property interest on a regular basis to assess whether the property merits further exploration and development expenditure and whether the carrying value of the property is greater than the future expected return from the property. Empirical evidence such as geochemical analysis, drilling results, assays, mapping and field observation are the primary evidence that is assessed against other factors such as commodity markets, exchange rates and closeness to other known operations when making decisions on impairment.

Although the Company has taken steps to verify title to mineral property interests in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

d) Future Operations

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. These financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue its business.

e) Amortization

Amortization on the Company's equipment is provided for at 30% per annum on a declining balance basis.

f) Financial Instruments

The carrying value of financial instruments, unless otherwise disclosed separately in the financial statements, approximates their fair market value. These financial instruments include cash and cash equivalents, marketable securities, accounts receivable, accounts payable and accrued liabilities.

g) Cash and Cash Equivalents

Cash equivalents include highly liquid money market funds that are valued at cost plus accrued interest. The carrying amounts approximate the fair market value due to the short-term maturity and liquidity of these financial assets.

h) Marketable Securities

In accordance with recommendations of the CICA Handbook section 3855 "Financial Instruments – Recognition and Measurement", the Company has designated its marketable securities consisting principally of common shares in publicly traded companies and interest bearing investments with maturity greater than ninety days, as available-for-sale financial instruments and reports them at fair market value. The fair market value of these publicly traded securities is based on quoted market prices.

i) Joint Ventures

The Company conducts some of its exploration activities on a joint-venture basis. These financial statements reflect only the expenditures made by the Company for its proportionate interest in such joint ventures.

j) Stock-based Compensation

The Company has in effect a Stock Option Plan which is described in Note 8 and which is accounted for using the recommendations issued by the CICA "Stock-Based Compensation and Other Stock-Based Payments" ("CICA 3870"). In accordance with CICA 3870, the Company calculates compensation expense for issuances to employees, directors and consultants on the date of grant by the Board using a fair-value-based method for options granted and the share price at the close of trading on the day immediately preceding the grant.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k) Use of Estimates

The preparation of financial statements, in conformity with Canadian generally accepted accounting principles, requires management to make various estimates and assumptions in determining the values of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of operations during the reporting period. Significant estimates and assumptions include those related to the recoverability of deferred expenditures on resource properties. While management believes that the estimates and assumptions are reasonable, actual results could differ from those estimates.

l) Flow-through Financing

The Company has financed a portion of its exploration activities through the issue of flow-through shares, which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to capital stock and the related exploration costs have been charged to mining properties and deferred exploration expenditures. Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. When these expenditures are renounced, temporary taxable differences created by the renunciations reduce share capital.

m) Loss per Share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of common shares outstanding during the year.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding, used for the calculation of diluted loss per share, assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the year. For the years presented, this calculation proved to be anti-dilutive.

n) Income and Resource Taxes

Income and resource taxes are calculated using the asset and liability method of accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance against any portion of future income tax assets that it believes will, more likely than not, fail to be realized.

o) Exploration Tax Credits

i) Mining duty credits

The company is entitled to refundable mining duty credits on exploration expenditures incurred in Québec. The refundable mining duty credit may reach 15% of qualified charges. These credits are applied against the costs incurred when they are actually received.

ii) Tax Credits for resource expenditures

Furthermore, the Company is entitled to refundable tax credits for mining sector companies on eligible expenditures incurred in Québec after March 31, 2001. The refundable tax credit may reach 38.75% of qualified charges. These credits are applied against the costs incurred when they are actually received.

p) Asset Retirement Obligations

During the course of acquiring and exploring potential mining properties, the Company must comply with government regulated environmental evaluation, updating and reclamation requirements. The costs of complying with these requirements are capitalized as incurred. The carrying value will be amortized over the life of the related assets on a unit-of-production basis and the related liabilities are accreted to the original asset value estimate. Asset retirement obligations, if any, cannot be determined at this time and no amount has been recorded in these financial statements. The present value of the reclamation liabilities may be subject to change based on management's current estimates, changes in remediation technology or changes to the applicable laws and regulations by regulatory authorities, which affect the ultimate cost of remediation and reclamation. Such charges will be reflected in the accounts of the Company as they arise.

q) Comparative Figures

Certain amounts in the prior-year financial statements have been reclassified for comparative purposes to conform with the presentation in the current-year financial statements.

3. FAIR MARKET VALUE OF FINANCIAL INSTRUMENTS

i) Fair values - as indicated

	Assets (liabilities)	
	Carried at cost ($)	Carried at fair market value ($)
Cash and cash equivalents	402,132	12,241
Marketable securities	-	3,547,508
Prepaid expenses and sundry receivables	331,191	-
Accounts payable and accrued liabilities	(751,640)	-

ii) Credit risk
The Company monitors the financial condition of its venture partners and counterparties to contracts. The Company does not have a significant exposure to any individual third party. Credit risk on accounts receivable is limited to the outstanding balance of such amounts.

4. INVESTMENTS AND MARKETABLE SECURITIES

a) Marketable Securities

Bonds and other securities are recorded at current market values in accordance with CICA Section 3855 on financial instruments. The Company has classified all of its investments in marketable securities, including the investments below, as available-for-sale in the current year. Investments in bonds bear interest at annual rates ranging from 3.25% to 6.15%, maturing between January 25, 2008 and November 19, 2037. Investments in public companies consists of shares in Dianor Resources Inc. which were acquired in exchange for geological data (Note 6), shares of Threegold Resources Inc. received as a dividend from Dianor Resources Inc. and shares in Western Uranium Corporation received in exchange for prospecting permits and mineral claims (Note 6).

b) Investments

Investments in public companies as at October 31, 2006 consisted of shares in Dianor Resources Inc. which were acquired in exchange for geological data (Note 6), shares of Threegold Resources Inc. received as a dividend from Dianor Resources Inc. and shares in Western Uranium Corporation received in exchange for prospecting permits and mineral claims (Note 6).

The Company does not engage in hedging activities nor does it hold or issue any derivative financial instruments.

5. EQUIPMENT

The equipment is recorded at cost and is comprised as follows:

	Cost	Accumulated Amortization	Net Book Value October 31, 2007	Net Book Value October 31, 2006
Computer equipment	$ 30,981	$ 20,063	$ 10,918	$ 13,211
Field Equipment	216,613	127,439	89,174	100,801
	$ 247,594	$ 147,502	$ 100,092	$ 114,012

6. MINING PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

As at October 31, 2007 the Company has outstanding Mining Duties and Refundable Tax Credits from Resources Québec and Revenue Québec in respect to claims filed up to October 31, 2007 amounting to approximately $1,860,000 ($1,400,000 - October 31, 2006, $1,900,000 - October 31, 2005). As of the financial statement date of each year respectively, the Company had not received confirmation of those refund amounts, therefore they have not been reflected in each of those year's financial statements.

The mining properties and deferred exploration expenditures are recorded at cost and are comprised as follows:

STATEMENT OF MINING AND DEFERRED EXPLORATION EXPENDITURES

The following is a breakdown of mining properties and deferred expenditures by type for the Company's significant projects for the years ended October 31, 2007, October 31, 2006 and October 31, 2005:

EASTMAIN RESOURCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2007 AND OCTOBER 31, 2006

6. MINING PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

The mining properties and deferred exploration expenditures are recorded at cost and are comprised as follows:

STATEMENT OF MINING AND DEFERRED EXPLORATION EXPENDITURES

FOR THE YEAR ENDED OCTOBER 31, 2007

Project	Balance October 31, 2006	Net Expenditures	Government Grants	Write Down & Recoveries	Balance October 31, 2007
Clearwater	$ 6,165,932	$ 399,979	$ (406,489)	$ -	$ 6,159,422
Eastmain Mine	-	4,321,600	(14,764)	-	4,306,836
Éléonore South	1,496,713	2,700,579	(500,138)	-	3,697,154
Xstrata JV	3,400,457	155,414	(18,462)	-	3,537,409
Azimut Blocks C & D	1,576,024	101,620	(182,835)	-	1,494,809
Ruby Hill	573,156	42,750	(36,547)	-	579,359
Québec Projects	2,496,756	249,796	(365,610)	(39,200)	2,341,742
New Brunswick Projects	876,994	10,918	-	-	887,912
Ontario Projects	23,888	-	-	-	23,888
	$ 16,609,920	$ 7,982,656	$ (1,524,845)	$ (39,200)	$ 23,028,531

FOR THE YEAR ENDED OCTOBER 31, 2006

Project	Balance October 31, 2005	Net Expenditures	Government Grants	Write Down & Recoveries	Balance October 31, 2006
Clearwater	$ 6,822,379	$ 1,105,200	$ (1,761,647)	$ -	$ 6,165,932
Éléonore South	-	1,496,713	-	-	1,496,713
Xstrata JV	3,284,686	115,771	-	-	3,400,457
Azimut Blocks C & D	1,125,218	450,806	-	-	1,576,024
Ruby Hill	409,029	164,127	-	-	573,156
Québec Projects	1,475,356	1,115,790	(19,390)	(75,000)	2,496,756
New Brunswick Projects	850,194	26,800	-	-	876,994
Ontario Projects	21,763	2,125	-	-	23,888
Reserve Creek	613,642	8,242	-	(621,884)	-
Other Projects	86,335	24,851	-	(111,186)	-
	$ 14,688,602	$ 4,510,425	$ (1,781,037)	$ (808,070)	$ 16,609,920

FOR THE YEAR ENDED OCTOBER 31, 2005

Project	Balance October 31, 2004	Net Expenditures	Government Grants	Write Down & Recoveries	Balance October 31, 2005
Clearwater	$ 6,032,041	$ 1,217,993	$ (427,655)	$ -	$ 6,822,379
Xstrata JV	1,820,037	1,464,649	-	-	3,284,686
Azimut Blocks C & D	-	1,125,218	-	-	1,125,218
Ruby Hill	-	409,029	-	-	409,029
Québec Projects	968,387	501,406	-	5,563	1,475,356
New Brunswick Projects	842,923	7,271	-	-	850,194
Ontario Projects	291,796	(45,435)	-	(224,598)	21,763
Reserve Creek	281,263	332,379	-	-	613,642
Other Projects	224,514	86,335	-	(224,514)	86,335
	$ 10,460,961	$ 5,098,845	$ (427,655)	$ (443,549)	$ 14, 688,602

6. MINING PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

The following is a breakdown of mining properties and deferred expenditures by type for the Company's significant projects for the years ended October 31, 2007, 2006 and 2005.

Project	Balance Oct. 31, 2006	Drilling & Assays	Technical Surveys	Project Acquisition	Grants & Write Downs	Total	Balance Oct. 31, 2007
Clearwater	$ 6,165,932	$ 302,224	$ 64,875	$ 32,880	$ (406,489)	$ (6,510)	$ 6,159,422
Eastmain Mine	-	1,304	54,068	4,266,228	(14,764)	4,306,836	4,306,836
Éléonore South	1,496,713	1,695,325	1,005,120	134	(500,138)	2,200,441	3,697,154
Xstrata JV	3,400,457	1,560	137,026	16,828	(18,462)	136,952	3,537,409
Azimut C	704,249	451	(6,278)	24,549	(62,888)	(44,166)	660,083
Azimut D	871,775	4,346	54,671	23,881	(119,947)	(37,049)	834,726
Ruby Hill	573,156	1,250	18,902	22,598	(36,547)	6,203	579,359
Other	3,397,638	16,922	112,231	131,561	(404,810)	(144,096)	3,253,542
Total	$ 16,609,920	$ 2,023,382	$ 1,440,615	$ 4,518,659	$ (1,564,045)	$ 6,418,611	$ 23,028,531

Project	Balance Oct. 31, 2005	Drilling & Assays	Technical Surveys	Project Acquisition	Grants & Write Downs	Total	Balance Oct. 31, 2006
Clearwater	$ 6,822,379	$ 996,288	$ 88,724	$ 20,188	$ (1,761,647)	$ (656,447)	$ 6,165,932
Xstrata JV	3,284,686	45,714	47,823	22,234	-	115,771	3,400,457
Éléonore South	-	398,978	1,097,735	-	-	1,496,713	1,496,713
Azimut C	565,086	15,139	79,587	44,437	-	139,163	704,249
Azimut D	560,132	50,762	213,119	47,762	-	311,643	871,775
Ruby Hill	409,029	514	41,194	122,419	-	164,127	573,156
Reserve Creek	613,642	247	7,981	14	(621,884)	(613,642)	-
Other	2,433,648	52,947	1,049,140	67,479	(205,576)	963,990	3,397,638
Total	$ 14,688,602	$ 1,560,589	$ 2,625,303	$ 324,533	$ (2,589,107)	$ 1,921,318	$ 16,609,920

Project	Balance Oct. 31, 2004	Drilling & Assays	Technical Surveys	Project Acquisition	Grants & Write Downs	Total	Balance Oct. 31, 2005
Clearwater	$ 6,032,041	$ 451,856	$ 251,359	$ 514,778	$ (427,655)	$ 790,338	$ 6,822,379
Xstrata JV	1,820,037	881,612	569,463	13,574	-	1,464,649	3,284,686
Azimut C	-	52,259	449,354	63,473	-	565,086	565,086
Azimut D	-	30,933	479,259	49,940	-	560,132	560,132
Ruby Hill	-	32,048	331,052	45,929	-	409,029	409,029
Reserve Creek	281,263	3,656	265,723	63,000	-	332,379	613,642
Other	2,327,620	50,847	387,717	111,013	(443,549)	106,028	2,433,648
Total	$ 10,460,961	$ 1,503,211	$ 2,733,927	$ 861,707	$ (871,204)	$ 4,227,641	$ 14,688,602

a) Clearwater Project

Eastmain holds 100% interest in the Clearwater Project, located in Québec, subject to a 2% Net Smelter Return Royalty payable to SOQUEM. To acquire SOQUEM's project interest, Eastmain made cash payments of $1.0 million and issued 1,500,000 common shares and 500,000 share-purchase warrants to SOQUEM. The share-purchase warrants were exercisable at a price of $2.00 on or before September 2006. These share-purchase warrants expired unexercised. Eastmain has the option to purchase one-half of SOQUEM's 2% Net Smelter Return Royalty for $1 million.

b) Eastmain Mine Project

In July 2007, the Company finalized the purchase of the Eastmain Mine project in exchange for payment to Campbell Resources Inc. of $2.5 million cash, two million common shares and one million common share purchase warrants. Campbell retains a 2% Net Smelter Return Royalty ("NSR") on the Mine Property. Eastmain has the option to purchase one-half of the NSR for $1 million for any production over and above 250,000 ounces of gold.

6. MINING PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

b) Éléonore South Project

On April 26, 2006 Eastmain, Azimut and Goldcorp formed a 3-Way Joint Venture by combining Azimut's mining claims from the Opinaca C Block and selected mining claims from Goldcorp's Éléonore claim block to create the Éléonore South property. Eastmain has satisfied the work requirements to earn a 1/3 interest in the Éléonore South project by completing $4 million in work expenditures over a four-year period and may acquire an additional 7% interest upon delivery of a bankable feasibility study. Eastmain and Azimut have terminated the option on the Azimut C Block. However, under the 3-Way Joint Venture agreement, Eastmain shall maintain the yearly cash payments to Azimut as defined in the original Opinaca C Block option agreement.

c) Xstrata JV, (formerly Falconbridge) MegaTEM Project

Eastmain has acquired a 70% interest in the MegaTEM project by funding $3.5 million in work expenditures. The option held by Xstrata PLC, ("Xstrata"), formerly Falconbridge Limited ("Falconbridge"), to increase its interest in any base metal discovery to 50%, has expired.

d) Azimut C and D Projects

The Company and Azimut Exploration Inc. ("Azimut") completed the signing of two letters of agreement for two claim blocks, Opinaca C and Opinaca D, located in the Éléonore district and currently held by Azimut. According to the agreements, Eastmain can acquire 50% interest in the properties during a five-year period and may acquire an additional 15% interest upon delivery of a bankable feasibility study.

Under the terms of the agreement, Eastmain had the option to earn a 50% interest in Block C from Azimut during a five-year period through total cash payments of $160,000 and the issuance of 30,000 common shares of the Company. On April 26th, 2006 Eastmain, Azimut and Goldcorp Inc. formed a 3-Way Joint Venture by combining Azimut's mining claims from the Opinaca C Block and selected mining claims from Goldcorp's Éléonore claim block to create a new property, referred to as the Éléonore South project. The 3-Way Joint Venture agreement, which supercedes the Azimut Opinaca Block C agreement is described in note 6b.

Eastmain has the option to earn an initial 50% interest in the Opinaca D project from Azimut by making total cash payments of $140,000, issuance of 45,000 common shares of the Company, and total work expenditures of $1.9 million over the five-year term of the agreement, of which an aggregate of $900,000 in work expenditures is required to be completed prior to the third anniversary of the agreement. Eastmain has made cash payments of $55,000, issued 45,000 common shares of the Company to Azimut and has satisfied its work expenditure commitments for the third year anniversary.

Initial cash payments for both the Azimut Block C and Azimut Block D projects have been made, the agreed upon 75,000 common shares were issued to Azimut July 4, 2005 and exploration expenditure requirements for both agreements have been satisfied.

e) Ruby Hill Project

On February 17, 2005, the Company acquired 100% interest in certain mineral properties located within the Upper Eastmain River greenstone belt from Ruby Hill Exploration Inc. ("Ruby Hill"). The Company earned 100% interest in the property by making cash payments of $10,000, issuing 150,000 common shares of the Company to Ruby Hill on signing of the Agreement and issuing an additional 100,000 common shares to Ruby Hill prior to the second anniversary. Ruby Hill retains a 2.5% Net Smelter Return Royalty, subject to a buy-out of 1.5% of the royalty for $1.5 million.

On February 8, 2006, the Company acquired an undivided 50% interest in Ruby Hill Exploration Inc. in exchange for Eastmain's 50% interest in the Thelon Basin Uranium property. The pre-existing common shares of Eastmain and the 2.5% Net Smelter Return Royalty held by Ruby Hill Exploration Inc. were assigned to the original five Ruby Hill syndicate members. Subsequently, the Company's interest in Ruby Hill Exploration Inc. was exchanged for shares in Western Uranium Corporation (see note 6f(v)).

f) Other

i) Québec Projects - Lac Elmer Project

The Company holds a 50% interest in the Lac Elmer Project, which is located within the Eastmain River area of Québec. Barrick Gold Corporation previously earned a 50% interest from Eastmain in the Lac Elmer Project by funding $1 million in work expenditures.

against unrecognized future income tax assets if certain criteria are met. As a result, the Company recorded a $768,600 future income tax recovery for the year ($366,725 during the year ended October 31, 2006).

8. STOCK OPTIONS

The Company has a stock option plan available to directors, officers, employees and other service providers of the Company. Under the plan, the Company may issue options, up to a maximum of 10% of the common shares outstanding, at prices not less than the market price of the common shares at the date of the grant. The number of common shares reserved for issuance to any one person may not exceed 5% of the issued and outstanding common shares at the date of such grant. The Company applies the fair value method of accounting for all stock-based compensation awards and accordingly, $392,425 during the year ($461,500 in 2006) was recorded as stock option compensation expense and contributed surplus, for the 1,225,000 options granted during the year (1,250,000 in 2006).

For purposes of the options granted, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model applying the following assumptions:

	2007	2006	2005
Dividend yield	0	0	0
Expected volatility	39-65%	61-63%	88%
Risk free interest rate	3.86-4.38%	3.9-4.25%	4.5%
Expected option term - years	2-5	2-5	5

	Number of Options			Weighted Average Exercise Price		
	2007	2006	2005	2007	2006	2005
Outstanding, beginning of year	3,525,000	2,575,000	1,375,000	$ 0.58	$ 0.54	$ 0.44
Granted during year	1,225,000	1,250,000	1,750,000	$ 0.76	$ 0.69	$ 0.53
Cancelled or expired during year	(50,000)	(150,000)	(225,000)	$ 0.72	$ 0.61	$ 0.37
Exercised during year	(200,000)	(150,000)	(325,000)	$ 0.26	$ 0.38	$ 0.36
Outstanding, end of year	4,500,000	3,525,000	2,575,000	$ 0.64	$ 0.58	$ 0.54

Compensation expense recorded under the fair value method of accounting was:

2007	$ 392,425
2006	$ 461,500
2005	$ 659,350

Stock options outstanding as at October 31, 2007

Expiry date	Black-Scholes Value ($)	Number of Options	Exercise Price ($)
July, 2008	26,000	100,000	0.70
October, 2008	136,825	325,000	0.55
November, 2008	21,400	100,000	0.65
January, 2009	67,300	100,000	0.88
November, 2009	340,500	750,000	0.64
February, 2010	30,500	100,000	0.48
April, 2010	198,250	650,000	0.43
June, 2010	44,700	150,000	0.42
November, 2010	57,400	200,000	0.52
January, 2011	358,200	900,000	0.72
December, 2011	18,150	50,000	0.75
April, 2012	40,500	100,000	0.75
June, 2012	312,375	975,000	0.78
	1,652,100	4,500,000	0.64

8. STOCK OPTIONS (continued)

Stock options outstanding as at October 31, 2006

Expiry date	Black-Scholes Value ($)	Number of Options	Exercise Price ($)
February, 2007	-	200,000	0.26
November, 2007	28,700	100,000	0.52
July, 2008	26,000	100,000	0.70
October, 2008	136,825	325,000	0.55
January, 2009	67,300	100,000	0.88
November, 2009	340,500	750,000	0.64
February, 2010	30,500	100,000	0.48
April, 2010	198,250	650,000	0.43
June, 2010	44,700	150,000	0.42
November, 2010	28,700	100,000	0.52
January, 2011	378,100	950,000	0.72
	1,279,575	3,525,000	0.58

Stock options outstanding as at October 31, 2005

Expiry date	Black-Scholes Value ($)	Number of Options	Exercise Price ($)
May, 2006	-	100,000	0.34
February, 2007	-	200,000	0.26
November, 2007	35,200	125,000	0.34
October, 2008	168,400	400,000	0.55
January, 2009	67,300	100,000	0.88
November, 2009	357,200	750,000	0.64
February, 2010	30,500	100,000	0.48
April, 2010	198,250	650,000	0.43
June, 2010	44,700	150,000	0.43
	901,550	2,575,000	0.54

9. WARRANTS

	Number of Warrants			Weighted Average Exercise Price		
	2007	2006	2005	2007	2006	2005
Outstanding, beginning of year	7,741,995	2,921,285	7,733,095	$ 0.75	$ 1.00	$ 0.73
Granted during year	1,000,000	7,741,995	2,421,285	$ 1.25	$ 0.75	$ 0.85
Cancelled or expired during year	(2,510,781)	(2,921,285)	(6,733,095)	$ 1.90	$ 1.00	$ 0.67
Exercised during year	(523,214)	-	(500,000)	$ 0.65	$ -	$ 0.45
Outstanding, end of year	5,708,000	7,741,995	2,921,285	$ 0.76	$ 0.75	$ 1.00

For purposes of the warrants granted, the fair value of each warrant was estimated on the date of grant using the Black-Scholes option pricing model applying the following assumptions:

	2007	2006	2005
Dividend yield	0	0	0
Expected volatility	37-40%	61-67%	58%
Risk free interest rate	4.23-4.39%	3.80-4.25%	4.50%
Expected option term - years	1	1-2	5

9. WARRANTS (continued)

Warrants outstanding as at October 31, 2007

Expiry date	Black-Scholes Value ($)	Number of Warrants	Exercise Price ($)
December, 2007	757,988	4,708,000	0.65
February, 2008	29,500	500,000	1.00
July, 2008	3,000	500,000	1.50
	790,488	5,708,000	0.76

Warrants outstanding as at October 31, 2006

Expiry date	Black-Scholes Value ($)	Number of Warrants	Exercise Price ($)
December, 2006	127,394	1,033,995	0.65
June, 2007	133,000	1,000,000	0.80
June, 2007	56,000	1,000,000	1.25
December, 2007	757,988	4,708,000	0.65
	1,074,382	7,741,995	0.75

Warrants outstanding as at October 31, 2005

Expiry date	Black-Scholes Value ($)	Number of Warrants	Exercise Price ($)
December, 2006	154,962	2,421,285	0.85
September, 2007	58,500	500,000	2.00
	213,462	2,921,285	1.00

10. SUPPLEMENTARY INFORMATION

2,510,781 warrants expired unexercised during the year ended October 31, 2007. The value originally attributed to these warrants has been transferred to contributed surplus.

As at October 31, contributed surplus is comprised of the following:

	2007	2006	2005
Balance, beginning of year	$ 3,350,728	$ 2,692,791	$ 257,500
Options granted	392,425	461,500	659,350
Options exercised	-	(17,025)	-
Warrants expired	251,931	213,462	1,775,941
Balance, end of year	$ 3,995,084	$ 3,350,728	$ 2,692,791

Changes in non-cash working capital items:

	2007	2006	2005
Prepaid and sundry receivables	$ (3,773)	$ (33,471)	$ (146,313)
Accounts payable and accrued liabilities	(569,286)	(308,754)	1,061,725
	$ (573,059)	$ (342,225)	$ 915,412

Composition of cash and cash equivalents:

	2007	2006	2005
Cash	$ 414,373	$ 2,191,001	$ 76,425
Cash equivalents	-	1,812,147	367,092
	$ 414,373	$ 4,003,148	$ 443,517

	2007	2006	2005
Cash paid for interest	$ -	$ -	$ -
Cash paid for income tax	$ -	$ -	$ -
Non-cash financing and investing activity issuance of common shares for exploration properties	$ 1,607,000	$ 65,500	$ 125,900
Receipt of common shares for exploration information	$ 39,200	$ 68,000	$ 67,200

11. RELATED PARTY TRANSACTIONS

	2007	2006	2005
Management wages paid to a director	$ 150,000	$ 145,000	$ 120,000
Premises rent paid to a director	$ 12,000	$ 12,000	$ 12,000
Accounts payable to a director	$ 3,000	$ 20,212	$ -
Geological and administrative fees to a private company controlled by the exploration manager of the Company	$ 132,998	$ 128,889	$ 98,138
Accounts payable to the above private company	$ 14,072	$ 35,063	$ 27,025

The transactions were measured at the exchange amount, which is the amount established and accepted by the parties.

12. INCOME TAXES

Provision for income taxes

Income tax recovery varies from the amounts that would be computed by applying the basic combined federal and provincial income tax rate aggregating 36.11% (2005 – 36.11%) to loss before income taxes, as shown in the following table:

	2007	2006	2005
Income tax benefit computed at Canadian statutory rates	$ 312,770	$ 315,316	$ 557,929
Non-deductible stock based compensation	(141,706)	(166,648)	(238,091)
Share issue expenses deductible	91,182	96,715	66,703
Non-deductible mineral exploration expenses and gains	-	35,358	(160,165)
Other	(13,360)	(16,533)	(6,494)
Unrecognized losses	(248,886)	(264,208)	(219,882)
Tax benefits renounced to flow-through shareholders	768,600	366,725	1,083,600
Future income tax recovery	$ 768,600	$ 366,725	$ 1,083,600

Non-capital loss carry forwards

The Company has reported losses of approximately $3,051,400 for income tax purposes that are available to reduce income tax in future years. These losses are available for seven years from the year when incurred, if before March 22, 2004, and are available for ten years from the year incurred if incurred after March 22, 2004 and are available for twenty years if incurred after 2005. These losses expire as follows:

2008	$ 121,659
2009	148,917
2010	398,785
2014	352,194
2015	608,924
2026	731,676
2027	689,245
	$ 3,051,400

None of these amounts are reflected in the financial statements due to a full valuation allowance as described in Note 2(n).

Other deductions available

The Company has available deductions of approximately $ 13,235,333 (9,088,734 in 2006) for income tax purposes of various classes of Canadian exploration and development expenses.

13. SUBSEQUENT EVENTS

a) On December 28, 2007 the Corporation completed an offering to management and directors exclusively, consisting of 150,000 flow-through shares at $1.00 per unit for aggregate proceeds of $150,000. The shares are subject to a hold period of four months. In accordance with income tax legislation, the Company renounced $150,000 in resource expenditure tax deductions on December 31, 2007 for activities funded by flow-through share arrangements as described in note 2(j). The transaction will result in an income tax recovery and an offsetting reduction of share capital of $54,000 in the first quarter of 2007-2008.

b) 4,683,000 warrants of the Corporation were exercised at $0.65 for aggregate proceeds of $3,043,950.

14. MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada. Significant differences between GAAP in Canada and the United States that would have an effect on these financial statements are as indicated below:

Mineral exploration costs are accounted for in accordance with Canadian GAAP as discussed in Note 2. For U.S. GAAP purposes, the Company expenses exploration costs relating to unproven mineral leases and permits as incurred as well as acquisition costs for leases and permits that do not provide for unrestricted exploration. Any write down of capitalized exploration costs would be considered an operating expense and included in the determination of operating loss for the period in which the write down occurred. For U.S. GAAP cash flow statement purposes, mineral exploration costs would be shown under operating activities rather than under investing activities.

If these financial statements were prepared in accordance with U.S. GAAP, the impact on the balance sheet would be as follows:

	October 31, 2007	October 31, 2006	October 31, 2005
Mining and deferred exploration expenditures under Canadian GAAP	$ 23,028,531	$ 16,609,920	14,688,602
Mining and deferred exploration expenditures under U.S. GAAP	-	-	-
Share capital – common shares under Canadian GAAP	$ 28,411,282	$ 26,985,580	$ 20,106,316
Cumulative future income tax recovery, not included for U.S. GAAP	2,895,925	2,127,325	1,760,600
Share capital – common shares under U.S. GAAP	$ 31,307,207	$ 29,112,905	$ 21,886,916
Deficit under Canadian GAAP	$ (7,015,715)	$ (6,918,157)	$ (6,401,720)
Mining and deferred exploration expenditures	(23,028,531)	(16,609,920)	(14,688,602)
Cumulative future income tax recovery, not included for U.S. GAAP	(2,895,925)	(2,127,325)	(1,760,600)
Deficit under U.S. GAAP	$ (32,940,171)	$ (25,655,402)	$ (22,850,922)

In addition, the impact on the statements of loss would be as follows:

	October 31, 2007	October 31, 2006	October 31, 2005
Net loss for the year Canadian GAAP	$ (97,558)	$ (516,437)	$ (462,743)
Mining and deferred exploration expenditures, net	(6,418,611)	(1,921,318)	(4,227,641)
Future income tax recovery, not included for U.S. GAAP	(768,600)	(366,725)	(1,083,600)
	$ (7,284,769)	$ (2,804,480)	$ (5,773,984)
Loss per share under U.S. GAAP	$ (0.11)	$ (0.05)	$ (0.12)
Loss per share under Canadian GAAP	$ (0.00)	$ (0.01)	$ (0.01)
Weighted average number of shares outstanding (Canadian and U.S. GAAP)	67,143,832	59,754,728	49,937,157

CORPORATE INFORMATION

MANAGEMENT AND DIRECTORS

Donald J. Robinson, Ph.D., P. Geo
President, CEO, Director

James L. Bezeau, BBA, CMA,
Chief Financial Officer

Catherine I. Butella, B.Sc.
Exploration Manager

Jay Goldman, BA, MBA, LLB
Corporate Secretary

Ian J. Bryans, B.A.*
Director

John A. Hansuld, Ph.D.*
Director

Richard W. Hutchinson, Ph.D.
Director

William L. Koyle *
Director

Neil Hillhouse, Ph.D.
Special Advisor

Jacques Bonneau, P. Eng., M.Sc.
Special Advisor

Dr. Ted Moses, (former Grand Cree Grand Chief)
Special Advisor

Chad Steward
Manager Communications

* Member of Audit Committee

AUDITORS

Stern & Lovrics
1200 Sheppard Ave. East, Suite 406
Toronto (North York), Ontario, Canada M2K 2S5

CORPORATE SERVICES
Duguay & Ringler
360 Bay Street, Suite 500
Toronto, Ontario, Canada, M5H 2V6

LEGAL COUNSEL

Cassels Brock & Blackwell LLP
40 King Street West, Suite 2100
Toronto, Ontario, Canada, M5H 3C2

TRANSFER AGENT

Equity Transfer Services Inc.
200 University Avenue, Suite 400
Toronto, Ontario, Canada M5H 4H1

SHARES LISTED

Symbol: ER
The Toronto Stock Exchange

SHARE STRUCTURE

Issued: 73,232,418
Options: 4,500,000 ($2,896,250)
Warrants: 500,000 ($750,000)

CORPORATE OFFICE

36 Toronto Street, Suite 1000
Toronto, Ontario, Canada M5C 2C5

EXPLORATION OFFICE

834572, 4th Line Mono Township
RR#1,Orangeville, Ontario
Canada L9W 2Y8

CONTACTS

Don Robinson/Cathy Butella

Tel: (519)940-4870 Fax: (519)940-4871
Email: info@eastmain.com

Corporate Communications:

Chad Steward
Tel: (604)669-5026
Email: ircommunications@telus.net

WEBSITE: www.eastmain.com







Exploration – Discovery – Profitability


EASTMAIN

ADDRESS:
36 Toronto Street, Suite 1000, Toronto Ontario, Ca
TELEPHONE : 519.940.4870
FACSIMILE : 519.940.4871
ELECTRONIC MAIL : info@eastmain.co
WWW.EASTMAIN.COM

EASTMAIN RESOURCES INC.
PROXY

ANNUAL MEETING OF SHAREHOLDERS
APRIL 24, 2008

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF EASTMAIN RESOURCES INC.

The undersigned shareholder of Eastmain Resources Inc. (the "Corporation") hereby nominates, constitutes and appoints Donald J. Robinson, President and Chief Executive Officer of the Corporation, or failing him, William L. Koyle, Lead Director of the Corporation, or instead of either of them, ____________________, as nominee of the undersigned, with power of substitution, to attend, act and vote for and on behalf of the undersigned at the annual meeting of shareholders of the Corporation to be held on the 24th day of April, 2008 and at any adjournment or adjournments thereof (the "Meeting"), to the same extent and with the same power as if the undersigned were personally present at the said Meeting or any such adjournment or adjournments thereof, and without limiting the generality of the power hereby conferred, the nominees are specifically directed to vote the shares represented by this proxy as indicated below.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AND WHERE A CHOICE IS SPECIFIED WILL BE VOTED AS DIRECTED. WHERE NO CHOICE IS SPECIFIED, THIS PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED IN FAVOUR OF THE RESOLUTIONS REFERRED TO BELOW AND ON THE REVERSE SIDE.

THIS PROXY ALSO CONFERS DISCRETIONARY AUTHORITY TO VOTE IN RESPECT OF ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING AND IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE.

A SHAREHOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY FILLING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED AND STRIKING OUT THE NAMES OF MANAGEMENT'S NOMINEES, OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DEPOSITING THE PROXY AS INSTRUCTED BELOW.

TO BE VALID, THIS PROXY MUST BE RECEIVED BY THE CORPORATION'S REGISTRAR AND TRANSFER AGENT, EQUITY TRANSFER & TRUST COMPANY, 200 UNIVERSITY AVENUE, SUITE 400, TORONTO, ONTARIO, M5H 4H1, ON OR BEFORE THE CLOSE OF BUSINESS OF THE LAST BUSINESS DAY PRECEDING THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF AT WHICH THE PROXY IS TO BE USED, OR BY DELIVERING IT TO THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF PRIOR TO THE TIME OF VOTING.

The nominees are directed to vote the shares represented by this proxy as follows:

1. **TO VOTE FOR _____ OR TO WITHHOLD FROM VOTING _____** in respect of the election of directors proposed by management, as described in the Management Information Circular dated March 20, 2008;

2. **TO VOTE FOR _____ OR TO WITHHOLD FROM VOTING _____** in respect of the appointment of Stern & Lovrics, Chartered Accountants, as auditors of the Corporation and to authorize the board of directors of the Corporation to fix their remuneration, as described in the Management Information Circular dated March 20, 2008; and

3. at the nominee's discretion upon any amendments or variations to matters specified in the notice of the Meeting or upon any other matters as may properly come before the Meeting or any adjournments thereof.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN ON ANY VOTE OR BALLOT CALLED AT THE ANNUAL MEETING. UNLESS A SPECIFIC INSTRUCTION IS INDICATED, SAID SHARES WILL BE VOTED FOR CONFIRMATION AND/OR APPROVAL OF THE MATTERS SPECIFIED IN ITEMS 1 AND 2, ALL OF WHICH ARE SET FORTH IN THE ACCOMPANYING MANAGEMENT PROXY CIRCULAR, RECEIPT OF WHICH IS HEREBY ACKNOWLEDGED.

THIS PROXY REVOKES AND SUPERSEDES ALL PROXIES OF EARLIER DATE.

DATED this day of , 2008.

PRINT NAME: ____________________________

SIGNATURE: ____________________________

NOTES:

1. This proxy must be signed by the shareholder or his attorney duly authorized in writing, or if the shareholder is a corporation, by the proper officers or directors under its corporate seal, or by an officer or attorney thereof duly authorized.

2. A person appointed as nominee to represent a shareholder need not be a shareholder of the Corporation.

3. Please date this proxy. If not dated, this proxy is deemed to bear the date on which it was mailed on behalf of the management of the Corporation.

4. The proxy ceases to be valid one year from its date.

5. Each shareholder who is unable to attend the Meeting is respectfully requested to date and sign this form of proxy and return it using the self-addressed envelope provided.

6. If your address as shown is incorrect, please provide your correct address when returning this proxy.

EASTMAIN RESOURCES INC.

SUPPLEMENTAL MAILING LIST FORM

National Instrument 51-102 - *Continuous Disclosure Obligations* mandates that Eastmain Resources Inc. (the "Company") send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Company's annual financial statements and related management's discussion and analysis ("MD&A") and/or interim financial statements and related MD&A (collectively, the "Statements"), in accordance with the procedures set out in National Instruments 54-101- *Communication with Beneficial Owners of Securities of a Reporting Issuer.* If you wish to receive either or both of the Statements, you must complete this form and forward it to our transfer agent at the following address:

Equity Transfer & Trust Company
Suite 400
200 University Avenue
Toronto, Ontario
Canada M5H 4H1

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements. (Registered holders are those with shares registered in their name; beneficial owners have their shares registered in an agent, broker, or bank's name.)

****

Please put my name on your Supplemental Mailing List to receive the Statements (as indicated) of Eastmain Resources Inc.

(Please PRINT your name and address)

______________**Interim Financial Statements and MD&A**

______________**Annual Financial Statements and MD&A**

____
(First Name and Surname)

____
(Number and Street) (Apartment/Suite)

____
(City) (Province/State)

____
(Postal Code)

Signed: ______________________________________
(Signature of Shareholder)

EASTMAIN RESOURCES INC.

Suite 500, 360 Bay Street

Toronto, Ontario M5H 2V6

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting of the shareholders (the "**Meeting**") of Eastmain Resources Inc. (the "**Corporation**") will be held at The Howland Room, the National Club, 303 Bay Street, Toronto, Ontario on Thursday, the 24th day of April, 2008, at 4.30 p.m. (Toronto time) for the following purposes:

1. to receive and consider the audited financial statements of the Corporation for the fiscal year ended October 31, 2007, together with the report of the auditors thereon;
2. to elect directors;
3. to appoint auditors and to authorize the directors to fix their remuneration; and
4. to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The accompanying Management Information Circular provides additional information relating to the matters to be dealt with at the Meeting.

SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ENCLOSED FORM OF PROXY, AND TO RETURN IT IN THE ENVELOPE PROVIDED FOR THAT PURPOSE.

A shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must deposit his, her or its duly executed form of proxy with the Corporation's transfer agent and registrar, Equity Transfer & Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1 on or before the close of business of the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or deliver it to the chairman of the Meeting on the day of the Meeting or any adjournment thereof, prior to the time of voting. Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

DATED at Toronto, Ontario as of the 20th day of March, 2008.

BY ORDER OF THE BOARD

(Signed)

Donald J. Robinson
President

EASTMAIN RESOURCES INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the "**Information Circular**") is furnished in connection with the solicitation by management of Eastmain Resources Inc. (the "**Corporation**") of proxies to be used at the annual meeting of shareholders of the Company (the "**Meeting**") referred to in the accompanying Notice of Annual Meeting of Shareholders (the "**Notice**") to be held on Thursday, April 24, 2008, at the time and place and for the purposes set forth in the Notice. **The solicitation is made by the management of the Corporation and will be made primarily by mail, but proxies may also be solicited personally or by telephone by regular employees of the Corporation at nominal cost. The cost of solicitation by management will be borne by the Corporation. The information contained herein is given as of March 20, 2008, unless indicated otherwise.**

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. **Each shareholder has the right to appoint a person or company, who need not be a shareholder of the Corporation, other than the person named in the enclosed form of proxy to represent such shareholder at the Meeting or any adjournment thereof.** Such right may be exercised by inserting such person's name in the blank space provided in the form of proxy and striking out the names of management's nominees in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the Corporation's transfer agent and registrar, Equity Transfer & Trust Company at Suite 400, 200 University Ave., Toronto, Ontario, M5H 4H1, not later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or delivering the completed proxy to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time of voting.

A shareholder who has given a proxy has the power to revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by such proxy and may do so either:

1. **by delivering another properly executed form of proxy bearing a later date and depositing it as described above;**

2. **by depositing an instrument in writing revoking the proxy executed by him or her:**

   (a) with Equity Transfer & Trust Company at any time up to and prior to the close of business on the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used; or

   (b) with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, prior to the commencement of the Meeting or any adjournment thereof, as applicable; or

3. **in any other manner permitted by law.**

Only a registered shareholder of the Corporation has the right to revoke a proxy. A Non-Registered Holder (as defined below) who wishes to change his, her or its vote must arrange for the Intermediary (as defined below) to revoke the proxy on his, her or its behalf in accordance with the instructions of such Intermediary set out in the voting instructions form.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION BY PROXIES

The shares represented by proxies in favour of management nominees will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if a shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the shares represented by the proxy shall be voted accordingly. **WHERE NO CHOICE IS SPECIFIED, THE PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED FOR THE ELECTION OF DIRECTORS AND THE APPOINTMENT OF AUDITORS AS STATED ELSEWHERE IN THIS INFORMATION CIRCULAR. THE ENCLOSED FORM OF PROXY ALSO CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN TO VOTE WITH RESPECT TO ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE.** At the time of printing this information circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Corporation shall make a list of all persons who were registered holders of common shares of the Corporation ("**Common Shares**") on March 20, 2008 (the "**Record Date**") and the number of Common Shares registered in the name of each person on that date. There are 73,282,418 Common Shares issued and outstanding as of March 20, 2008. Each shareholder is entitled to one vote for each Common Share registered in his name as it appears on the list.

To the knowledge of the directors and executive officers of the Corporation, as of March 20, 2008, no person beneficially owns, directly or indirectly, or exercises control or direction over voting securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation.

NON-REGISTERED HOLDERS

Only registered holders of Common Shares or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common Shares beneficially owned by a person (a "**Non-Registered Holder**") are registered either: (i) in the name of a nominee such as an intermediary (an "**Intermediary**") with whom the Non-Registered Holder deals in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("**CDS**")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101, the Corporation will have distributed copies of the notice of Meeting, supplemental mailing list form, form of proxy in respect of the Meeting and this Information Circular (collectively, the "**Meeting Materials**") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders. Non-Registered Holders will be given, in substitution for the proxy otherwise contained in the Meeting Materials, a request for voting instructions (the "**voting instructions form**") which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary, will constitute voting instructions which the Intermediary must follow.

The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Holder who receives the voting instructions form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should so indicate in the place provided for that purpose in the voting instructions form and a form of legal proxy will be sent to the Non-Registered Holder by the applicable Intermediary. In any event, Non-Registered Holders should carefully follow the instructions of their Intermediary set out in the voting instructions form.

COMPENSATION OF EXECUTIVE OFFICERS

The following table sets forth information concerning compensation of the President and Chief Executive Officer and the Chief Financial Officer of the Corporation (the "**Named Executive Officers**") for the financial years ended October 31, 2007, 2006 and 2005. The Corporation had no other executive officers whose total salary and bonus amounted to $160,000 or more during its most recently completed financial year.

Summary Compensation Table

Name and Principal Position	Fiscal Year Ended	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation	Securities Under Options/ SARs [1] Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP [2] Payouts ($)	
Donald J. Robinson, President, Chief Executive Officer and Director	October 31, 2007 [3]	160,000	Nil	Nil	150,000	Nil	Nil	Nil
	October 31, 2006	150,000	Nil	Nil	300,000	Nil	Nil	Nil
	October 31, 2005	150,000	Nil	Nil	300,000	Nil	Nil	Nil
James Lawrence Bezeau, Chief Financial Officer	October 31, 2007 [3]	N/A	Nil	Nil	100,000	Nil	Nil	$26,953
	October 31, 2006 [3]	N/A	Nil	Nil	100,000	Nil	Nil	$16,885
	October 31, 2005 [3]	N/A	Nil	Nil	150,000	Nil	Nil	$8,175

(1) "SAR" means a right, granted by a company as compensation for employment services or office to receive cash or any issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities. The Corporation has not granted any SARs.

(2) "LTIP" means a plan providing compensation intended to motivate performance over a period greater than one financial year. The Corporation does not have an LTIP.

(3) The Corporation has retained the services of Mr. Bezeau on a per diem basis.

Option/SAR Grants During the Most Recently Completed Financial Year

The following table sets forth details regarding stock options granted to the Named Executive Officers during the fiscal year ended October 31, 2007.

NEO Name	Securities Under Options/ SARs Granted (#)	% of Total Options/SARs Granted to Service Providers and Named Executive Officers in Financial Year	Exercise Price or Base Price ($ / Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant[1] ($ / Security)	Expiration Date
Donald J. Robinson, President, Chief Executive Officer and Director	150,000	17.1%[2]	$0.78 per share	$0.78 per share	June 5, 2012
James Lawrence Bezeau Chief Financial Officer	100,000	11.4%[2]	$0.78 per share	$0.78 per share	June 5, 2012

(1) The market value of the securities underlying the options granted on June 5, 2007 is based on the closing price of the shares underling the options on the date immediately preceding the day of the grant.

(2) An aggregate of 875,000 stock options were granted to service providers and the President and Chief Executive Officer and the Chief Financial Officer of the Corporation during the financial year ended October 31, 2007.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

The following table provides detailed information regarding options exercised by the Named Executive Officers of the Corporation during the fiscal year ended October 31, 2007 and options held by them as at October 31, 2007.

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at October 31, 2007		Value of Unexercised In-the-money Options/SARs at October 31, 2007	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Donald J. Robinson, President, Chief Executive Officer and Director	100,000	$54,000	900,000	Nil	$90,000 [1]	Nil
James Lawrence Bezeau Chief Financial Officer	Nil	Nil	350,000	Nil	$18,000 [1]	Nil

Note(s):

(1) The value of "in-the-money" options was calculated using the last traded price of the Common Shares on the Toronto Stock Exchange (the "**TSX**") on October 31, 2007 of $0.69 less the exercise price of "in-the-money" options. "In-the-money" options are options that can be exercised at a profit (i.e., the market value of the Common Shares is higher than the price at which they can be purchased from the Corporation).

The Corporation did not effect any downward pricing of stock options during the fiscal year ended October 31, 2007.

EMPLOYMENT CONTRACTS

The Corporation has entered into an employment agreement with Donald J. Robinson on May 1, 1998 (the "**Employment Agreement**") providing for Dr. Robinson's employment as the President of the Corporation. The Employment Agreement was amended as of November 3, 2004. The Employment Agreement, as revised, provides that the Corporation shall pay to Dr. Robinson a salary of $160,000 per year payable in equal monthly installments commencing with the month of November, 2004, which salary shall be reviewed annually by the Corporation's board of directors (the "**Board**"). In addition, the Corporation agrees to reimburse Dr. Robinson for reasonable out-of-pocket expenses incurred from time to time and to provide Dr. Robinson with a fee of $1,000 per month for the use of his residence as an office. The Employment Agreement also provides that in the event the Corporation terminates the employment of Dr. Robinson within one year of the date in which control of the Corporation changes, the Corporation will pay to Dr. Robinson an amount equal to 200% of his annual remuneration package. Dr. Robinson's employment may otherwise be terminated on 90 days' prior written notice for any reason, or without notice, for cause.

COMPOSITION OF THE COMPENSATION COMMITTEE

The Compensation Committee is comprised of Ian Bryans and John Hansuld, neither of whom is or was formerly an officer or employee of the Corporation.

REPORT ON EXECUTIVE COMPENSATION

The Corporation's approach to executive compensation has been to provide suitable compensation for executives that is internally equitable, externally competitive and reflects individual achievement. The Corporation will maintain compensation arrangements that will attract and retain highly qualified individuals who are able and capable of carrying out the objectives of the Corporation.

The Corporation's compensation arrangements for the Named Executive Officers may, in addition to salary, include compensation in the form of benefits arising from the grant of stock options. To date, compensation of the Named Executive Officers has emphasized cash compensation and option grants, although such emphasis may change for future years should the Board determine it to be appropriate. No bonuses have been paid to either of the Named Executive Officers to date. An aggregate of 250,000 options were granted to the Named Executive Officers during the fiscal year ended October 31, 2007.

Dr. Robinson's compensation as President of the Corporation and Mr. Bezeau's compensation as Chief Financial Officer of the Corporation are both based upon an annual review of the performance of each of Messrs. Robinson and Bezeau, respectively, as well as upon the overall performance of the Corporation. Factors taken into account in this regard include the liquidity of the Common Shares, the development of the Corporation's mineral properties, the Corporation's working capital and the availability of funds for compensation purposes, all of which are considered within the context of the junior nature of the Corporation. The Board has assumed principal responsibility for such review and determination. Existing options held by Named Executive Officers at the time of subsequent option grants are taken into consideration in determining the quantum or terms of any such subsequent option grants.

Dr. Robinson is an executive officer of the Corporation.

PERFORMANCE GRAPH

The following graph compares the percentage change in the cumulative total shareholder return of the Common Shares (from July 31, 2002 to October 31, 2007) with the cumulative total return of the S&P/TSX Composite Index for the same period.



500
400
300
200
100
0
1-Aug-02
31-Jul-03
October 29, 2004(1)
31-Oct-05
31-Oct-06
31-Oct-07
Common Shares
S&P/TSX Composite Index

	August 1, 2002	July 31, 2003	October 29, 2004[(1)]	October 31, 2005	October 31, 2006	October 31, 2007
Common Shares	**100**	**92**	**179**	**124**	**161**	**182**
S&P/TSX Composite Index	**100**	**111**	**135**	**159**	**188**	**223**

Note(s):

(1) The financial year end of the Corporation was changed from July 31 to October 31 effective as of October 31, 2004.

COMPENSATION OF DIRECTORS

During the fiscal year ended October 31, 2007, unrelated outside directors of the Corporation received an annual fee of $10,000 per year plus a fee of $500 for each meeting of the Board or separate committee meeting attended. In addition, directors are reimbursed for travel and other out-of-pocket expenses incurred in attending directors' and shareholders' meetings. Directors are eligible to participate in the stock option plan of the Corporation (the "**Plan**"). As of March 20, 2008 the Corporation had outstanding options to purchase 4,550,000 Common Shares, of which 2,575,000 have been granted to directors and officers of the Corporation.

AUDIT COMMITTEE

Additional information concerning audit committee matters, including the qualifications of members, audit fees paid and the text of the audit committee charter are set forth in the Annual Information Form of the Corporation for the fiscal year ended October 31, 2007.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Set forth below is a summary of securities issued and issuable under all equity compensation plans of the Corporation as at October 31, 2007. As of such date and as of the date hereof, the Plan is the only equity compensation plan of the Corporation.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	4,500,000	$0.64	2,339,942 (1)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	4,500,000	$0.64	2,339,942 (1)

(1) Calculated based upon 10% of the total number of issued and outstanding Common Shares as at October 31, 2007, less the number of Common Shares to be issued upon the exercise of outstanding stock options.

SUMMARY OF STOCK OPTION PLAN

The Plan is designed to motivate and retain directors, officers, key employees, and other service providers, and to align their interests with those of the Corporation's shareholders. Participation in the Plan rewards overall corporate performance, as measured through the price of the Common Shares. In addition, the Plan enables executives, including directors, to develop and maintain a significant ownership interest in the Corporation. All options that have been granted under the Plan have been issued at an exercise price not less than the market price of the Common Shares on the date of the grant.

Long-term incentives for executive officers and directors have been provided through stock options granted under the Plan. As the Corporation is in the growth stage, stock options are used to provide incentives to the directors and executive officers of the Corporation and are intended to be an important part of compensation. The Corporation may amend its stock option policies as it evolves in the future and continues to review the appropriateness of all forms of compensation paid to its directors and executive officers.

The purpose of the Plan is to attract, retain and motivate service providers by providing them with an opportunity, through share options, to acquire a proprietary interest in the Corporation and benefit from its growth. The options are non-assignable and may be granted for a term not exceeding ten years. The Plan contains no provision for the transformation of stock options into stock appreciation rights. Options may be granted under the Plan by the Board or any committee established for the purpose thereof, only to directors, officers, employees, insiders and other specified service providers. In the event that any optionee who is a service provider ceases to be a service provider for the Corporation for any reason, the optionee will be entitled to exercise his or her options only within a period of 90 days next succeeding such cessation (subject to extension at the discretion of the Board or committee, as applicable), but in no event may any options be exercised following the expiry date thereof. In the event of the death of an optionee during the currency of the optionee's option, such option may only be exercised within a period of one year succeeding the optionee's death (subject to extension at the discretion of the Board or committee, as applicable), up to the expiry date thereof.

The aggregate number of Common Shares which may be issued and sold under the Plan will not exceed 10% of the total number of Common Shares issued and outstanding from time to time. The total number of Common Shares which may be reserved for issuance to any one individual under the Plan shall not exceed 5% of the outstanding issue. The maximum number of Common Shares which may be reserved for issuance to insiders under the Plan, any other employer stock option plans or options for services, shall be 10% of the Common Shares Shares issued and outstanding at the time of the grant (on a non-diluted basis). The maximum number of Common Shares which may be issued to insiders under the Plan, together with any other previously established or proposed share compensation arrangements, within any one year period shall be 10% of the outstanding issue. The maximum number of Common Shares which may be issued to any one insider and his or her associates under the Plan, together with any other previously established or proposed share compensation arrangements, within a one year period shall be 5% of the Common Shares outstanding at the time of the grant (on a non-diluted basis).

The exercise price of options granted under the Plan may not be lower than the market price of the Common Shares at the time the option is granted. Options issued under the Plan vest at the discretion of the board of directors or committee established for the purpose of administering the Plan, as applicable.

The board of directors or committee, as applicable, may at any time amend or terminate the Plan subject to certain conditions, but where amended, such amendment will be subject to applicable regulatory and shareholder approval.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

National Policy 58-201 of the Canadian Securities Administrators has set out a series of guidelines for effective corporate governance (the "**Guidelines**"). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. National Instrument 58-101 ("**NI 58-101**") of the Canadian Securities Administrators requires the disclosure by each listed corporation of its approach to corporate governance with reference to the Guidelines as it is recognized that the unique characteristics of individual corporations will result in varying degrees of compliance.

Set out below is a description of the Corporation's approach to corporate governance in relation to the Guidelines.

The Board of Directors

NI 58-101 defines an "independent director" as a director who has no direct or indirect material relationship with the Corporation. A "material relationship" is in turn defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with such member's independent judgment.

The Board is currently comprised of five members. Mr. Robinson is not considered to be "independent" within the meaning of NI 58-101 as a result of his roles as President and Chief Executive Officer of the Corporation.

Messrs. Bryans, Hansuld, Hutchinson and Koyle are each considered to be "independent" directors within the meaning of NI 58-101 since they are each independent of management and free from any material relationship with the Corporation. The basis for this determination is that, since the beginning of the fiscal year ended October 31, 2007, none of the independent directors have worked for the Corporation, received remuneration from the Corporation or had material contracts with or material interests in the Corporation which could interfere with their ability to act with a view to the best interests of the Corporation.

The Board believes that it functions independently of management. To enhance its ability to act independent of management, the Board may meet in the absence of members of management and the non-independent directors or may excuse such persons from all or a portion of any meeting where a potential conflict of interest arises or where otherwise appropriate.

Directorships

Dr. Hansuld also currently serves as a director of Slam Exploration Inc. and Viking Gold Exploration Inc.

Dr. Hutchinson also currently serves as a director of Tri Origin Exploration Limited.

Mr. Koyle also currently serves as a director of Entertainment Systems Inc.

Mr. Bryans also currently serves as a director of Mayfield Solutions Inc.

The Board held 4 meetings during the fiscal year ended October 31, 2007. The independent directors also hold separate meetings where necessary at which non-independent directors and members of management are not present. The independent directors held one such meeting during the fiscal year ended October 31, 2007.

Mr. Koyle currently serves as the lead director of the Corporation. In order to ensure that the Board can function independently of management, the independent directors will also, in appropriate circumstances, meet separately from the non-independent director as an ad hoc subcommittee of the Board and appoint a Chairman from among its members. The Board reviews its procedures on an ongoing basis to ensure that it can function independently of management.

The Board does not currently have a Chairman; however, the President of the Corporation acts as Chairman at each meeting as he is primarily responsible for setting the agenda and is generally most familiar with the matters to be considered. Given the nature of the business of the Corporation, the size of the Board, the fact that the remaining directors are independent directors and the President's familiarity with the Corporation's ongoing financial activities, the Board considers it appropriate that the President act as Chairman of the Board. Mr. William Koyle was appointed as the lead director of the Corporation as of March 11, 2005.

The information set forth below reflects the attendance of each director of the Corporation at each meeting of the Board and the various committees thereof during the fiscal year ended October 31, 2007.

Name	Board of Directors Meetings (4 in total)	Audit Committee Meetings[(1)] (4 in total)
Donald J. Robinson	4	N/A
Richard W. Hutchinson	4	N/A
Ian Bryans	4	4
John A Hansuld	4	4
William L. Koyle	4	4

Notes:

(1) Two members of the Audit Committee also perform the functions of the Compensation Committee.

Board Mandate

The mandate of the Board is to supervise the management of the business and affairs of the Corporation. The Board has plenary power (that is, any responsibility which is not delegated to senior management or to committees of the Board remains with the Board) and, as part of its overall stewardship responsibility, assumes responsibility for the following matters:

(a) *Adoption of a Strategic Planning Process*

The Board is charged with taking an early, active and direct role in the strategic planning process, including considering such matters as acquisitions of properties, divestitures of properties, financing and public relations. Management is responsible for the day-to-day operations of the Corporation; however, the Board takes an active role in reviewing projects and statements of corporate direction with supporting plans for implementation on a regular basis. In addition, the Board monitors the success of management in implementing and adhering to approved objectives, budgets and strategies.

(b) *Identification of the Principal Risks of the Corporation's Business and Ensuring the Implementation of Appropriate Systems to Manage These Risks*

Mineral exploration is inherently unpredictable. Future metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements.

The Board has identified the principal risks of the Corporation to be:

(i) the price of various metals in the international markets;
(ii) the affect those prices have on the ability of the Corporation to raise the financing required to carry out its exploration activities; and
(iii) the success of the Corporation's exploration activities.

The Board has assigned the responsibility for monitoring these risks to the President of the Corporation. The directors regularly review all activities of the President at meetings of the Board.

(c) *Succession Planning Including Appointing, Training and Monitoring Senior Management*

The Board makes all appointments of senior officers and monitors their performance. Responsibility for succession, planning, training and management development has been lodged with the Board as a whole.

(d) *A Communications Policy for the Corporation*

The Board has adopted a communications policy which requires the Corporation to disseminate all material results of its ongoing business, exploration activities and financial operations on a regular and timely basis. Most of the Corporation's communications with its shareholders are reviewed by the Board, including annual financial statements, annual reports, management's discussion and analysis of operating results, quarterly results and management's comments thereon, proxy solicitation materials and press releases relating to material changes.

(e) *The Integrity of the Corporation's Internal Control and Management Information Systems*

Board approval is required for any management decisions which may have a significant impact on the Corporation (a threshold of $100,000 is used for this purpose) including material acquisitions and dispositions, capital budgets, debt and equity financings, changes to compensation programs and property acquisitions and divestitures. Due to the small size of the Board, the directors have determined that it would be appropriate for most of these issues to be considered by the Board as a whole rather than by committee. Accordingly, the only permanent committees of the Board are the Audit Committee (which has been formed to review the Corporation's financial reporting and to monitor the Corporation's internal controls and financial information systems) and the Compensation Committee.

Generally, the Board meets a minimum of four times each year, once in each fiscal quarter. In addition, the Board may meet from time to time when matters requiring its approval are raised and the timing is such that it is not prudent or possible to wait for a regularly scheduled quarterly meeting.

Position Descriptions

Given the small size of the Corporation's infrastructure and the existence of only three officers and five directors, the Board does not feel that it is necessary at this time to formalize position descriptions or corporate objectives for either the Chairman, the Chief Executive Officer or the chairman of the subcommittees of the Board, in order to delineate their respective responsibilities. Accordingly, such roles are delineated on the basis of customary practice.

The Board responds to and, if it considers appropriate, approves, with such revisions as it may require, corporate objectives and recommended courses of action which have been brought forward by the President and management. In addition to those matters which must be approved by the Board by law, significant business activities and actions proposed to be taken by the Corporation are subject to Board approval.

Annual capital and operating budgets and significant changes thereto, long range plans, major changes in the organizational structure of the Corporation, annual financial statements, major acquisition and disposal transactions, major financing transactions involving the issuance of shares, flow-through securities and the like, acquisitions of properties, long-term contracts with significant cumulative financial commitments, appointment of senior executive officers, benefit plans, stock option plans, issuance of stock options and succession plans are all subject to approval of the Board or, where appropriate, a duly authorized committee of the Board.

In addition, the Board is responsible for overseeing the strategic direction of the Corporation, monitoring the performance of the Corporation's assets and assessing opportunities for and risks affecting the Corporation's business and assessing means to effectively deal with the Corporation's business.

Orientation and Continuing Education

The Corporation currently has an informal orientation and education program for new members of the Board in order to ensure that new directors are familiarized with the Corporation's business and the procedures of the Board. In particular, new directors receive copies of Board materials and all materials regarding the Corporation (including recent annual reports, annual information forms, proxy solicitation materials and various other operating and budget reports) and are encouraged to visit and meet with management on a regular basis. The Board encourages the continuing education of its directors as it deems appropriate.

Ethical Business Conduct

The Board as a whole is responsible for the Corporation's approach to corporate governance issues.

The Corporation has adopted a formal code of ethics to govern the activities of the directors, officers and employees of the Corporation and to promote a culture of integrity. A copy of the code of ethics maybe obtained by contacting the President of the Corporation. The Board is responsible for monitoring compliance with the code of ethics. In the event that a director or executive officer has a material interest in any transaction being considered by the Board, any such conflict will also be subject to and governed by procedures prescribed by the *Business Corporations Act* (Ontario) (the "OBCA") which require a director or officer of a corporation experiencing such a conflict to disclose his interest and refrain from voting on any such matter unless otherwise permitted by the OBCA.

Nomination of Directors

Due to the Board's size and the fact the Board is comprised of a majority of independent directors, the Board as a whole determines nominations to the Board. Nominations are generally the result of recruitment efforts by each of the members of the Board and informal and formal discussions among the members of the Board.

Compensation

Effective January, 2008, independent directors of the Corporation receive an annual fee of $10,000 per year plus a fee of $500 for each meeting of the Board or separate committee meeting attended. Directors are also reimbursed for travel and other out-of-pocket expenses incurred in attending directors' and shareholders' meetings. In addition, directors are entitled to participate in the Plan.

The Board periodically reviews the compensation paid to directors and officers based on such factors as time commitment, fees paid by comparable companies in the industry in North America, level of responsibility and the Corporation's current position as an exploration company with no regular revenues from operations. The Board believes this determination to be an objective process as the Board is comprised of a majority of independent directors. See also "Composition of the Compensation Committee" and "Report on Executive Compensation" above.

Other Board Committees

The Board currently has no subcommittees other than the Audit Committee and the Compensation Committee. The functions of the Compensation Committee are performed by two members of the Audit Committee. Due to the size of the Corporation and the fact that the Board is comprised of a majority of "independent" directors, all other matters are considered by the Board as a whole.

Assessments

Based on the nature of the business of the Corporation and size of the Board, the Board reviews, on an ongoing basis, the effectiveness of the Board as a whole and the Audit and Compensation Committees and the contribution and effectiveness of individual directors.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed in this Information Circular, none of the directors or executive officers of the Corporation, no nominee for election as a director of the Corporation ("**Nominee**"), none of the persons who have been directors or executive officers of the Corporation since the commencement of the Corporation's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS OF THE CORPORATION

No executive officer, director, employee, former executive officer, former director, former employee, proposed Nominee, or any associate of any of the foregoing persons, is or at any time during the most recently completed financial year of the Corporation was, indebted to the Corporation or any of its subsidiaries, or had any of its indebtedness to another entity during such period be the subject to a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular, none of the directors, executive officers, proposed Nominees for election as directors, or any person or company beneficially owning, directly or indirectly, voting securities or exercising control or direction over voting securities, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding Common Shares (or any director or executive officer thereof), nor any associate or affiliate of any of the foregoing had since November 1, 2006 (being the commencement of the Corporation's last completed financial year), any material interest, direct or indirect, in any transaction or in any proposed transaction, which materially affected or would materially affect the Corporation or any of its subsidiaries.

PARTICULARS OF MATTERS TO BE ACTED UPON

1. Financial Statements

The shareholders will receive and consider the audited financial statements of the Corporation for the fiscal year ended October 31, 2007 together with the auditor's report thereon.

2. Election of Directors

The articles of the Corporation provide that the Board may consist of a minimum of three and a maximum of ten directors, to be elected annually. Each director is elected to hold office until the next annual meeting of shareholders, or until his or her successor is duly elected unless his or her office is earlier vacated in accordance with the by-laws of the Corporation. At the Meeting, shareholders will be asked to elect five directors to the Board. On any ballot that may be called for in the election of directors, the persons named in the enclosed form of proxy intend to cast the votes to which the Common Shares represented by such proxy are entitled for the proposed Nominees whose names are set forth below, unless the shareholder who has given such proxy has directed that the Common Shares be otherwise voted or withheld from voting in respect of the election of directors. Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for other nominees at their discretion.

The following table sets out the name of each of the Nominees proposed to be nominated for election as a director, all positions and offices in the Corporation held by each of them, the principal occupation or employment of each of them for the past five years, the year in which each was first elected a director of the Corporation (where applicable) and the approximate number of Common Shares that each has advised are beneficially owned (directly or indirectly) or subject to his or her control or direction:

Name and Residence	Position with Corporation	Period of Service as a Director	Principal Occupation, Business or Employment for Past Five Years, if Different from Office Held	Number of Common Shares Beneficially Owned, Controlled or Directed
Donald J. Robinson Ontario, Canada	President, Chief Executive Officer and Director	Since November, 1994	N/A	1,488,550
Ian Bryans (1)(2) Ontario, Canada	Director	Since April 2005	President and owner of CP Management Solutions, a business consultancy to the consumer products industry	50,000
John A. Hansuld (1)(2)(3) Ontario, Canada	Director	Since November, 1986	Chairperson of Slam Exploration Ltd., mineral exploration company and Viking Gold Exploration Inc., a mineral exploration company	51,429
Richard W. Hutchinson Ontario, Canada	Director	Since January, 1995	Professor Emeritus of the Colorado School of Mines	60,000
William Koyle (1)(4) Ontario, Canada	Director	Since November, 2004	Chairman of Interquest Incorporated, an investment finance and resource development company	136,500

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

(3) During 2002, Dr. Hansuld who was a director of the Corporation at the time discovered that the Corporation was subject to an outstanding cease trade order in the province of Quebec resulting from the failure of prior management to file financial statements with the securities regulatory authority in that province. The Corporation has since filed its outstanding financial statements in the Province of Quebec, and the cease trade order was rescinded on August 26, 2002.

(4) In 2007, Mr. Koyle was a director of Interquest Incorporated which, consequent upon an amalgamation with Warburg Resources Inc., was unable to file quarterly financial information in a timely matter and became the subject of a cease trade order. Mr. Koyle resigned in August 2007. Subsequent thereto Interquest sought CCAA protection and was placed in receivership in December 2007.

IF ANY OF THE NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

The management representatives named in the attached form of proxy intend to vote the Common Shares represented by such proxy in favour of the election of the Nominees listed in this information circular unless a shareholder specifies in the proxy that his or her Common Shares are to be withheld from voting in respect of such resolution.

3. Appointment of Auditors

The directors propose to nominate Stern & Lovrics, Chartered Accountants, the present auditors, as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders.

In the past, the directors have negotiated with the auditors of the Corporation on an arm's length basis in determining the fees to be paid to the auditors. Such fees have been based on the complexity of the matters in question and the time incurred by the auditors. The directors believe that the fees negotiated in the past with the auditors of the Corporation were reasonable and in the circumstances would be comparable to fees charged by other auditors providing similar services.

In order to appoint Stern & Lovrics, Chartered Accountants as auditors of the Corporation to hold office until the close of the next annual meeting, and authorize the directors to fix the remuneration thereof, a majority of the votes cast at the Meeting must be voted in favour thereof.

The management representatives named in the attached form of proxy intend to vote in favour of the appointment of Stern & Lovrics, Chartered Accountants as auditors of the Corporation and in favour of authorizing the directors to fix the remuneration of the auditors, unless a shareholder specifies in the proxy that his or her Common Shares are to be withheld from voting in respect of the appointment of auditors and the fixing of their remuneration.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information is provided in the Corporation's comparative financial statements and management discussion and analysis for the year ended October 31, 2007. Copies of the Corporation's financial statements and management's discussion and analysis for the year ended October 31, 2007 may be obtained through SEDAR at www.sedar.com or upon written request to the Secretary of the Corporation at Suite 500, 360 Bay Street, Toronto, Ontario, M5H 2V6.

DIRECTORS' APPROVAL

The contents of this Information Circular and the sending of it to each director of the Corporation, to the auditors and shareholders of the Corporation and to the appropriate governmental agencies, have been approved by the directors of the Corporation.

DATED as of the 20th day of March, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed)

Donald J. Robinson
President and Chief Executive Officer

END